Exhibit 1

Magna International Inc.

Annual Information Form

March 27, 2009

MAGNA INTERNATIONAL INC.

ANNUAL INFORMATION FORM

In this Annual Information Form, when we use the terms “we”, “us”, “our”, “Company” and “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

In this Annual Information Form, references to “$” or “dollars” are references to U.S. dollars, unless otherwise specified.

FORWARD-LOOKING STATEMENTS

This Annual Information Form may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation.  Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing.  We use words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions to identify forward-looking statements.  Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.  However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, including, without limitation:

•                  the potential for an extended global recession, including its impact on our liquidity and our ability to pay dividends;

•                  declining production volumes and sales levels;

•                  the impact of government financial intervention in the automotive industry;

•                  restructuring of the global automotive industry and the risk of bankruptcy of one or more of our customers;

•                  the financial distress of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring;

•                  restructuring and/or downsizing costs related to the rationalization of some of our operations;

•                  impairment charges;

•                  shifts in technology;

•                  our ability to successfully grow our sales to non-traditional customers;

•                  a reduction in the production volumes of certain vehicles, such as certain light trucks;

•                  our dependence on outsourcing by our customers;

•                  the termination or non-renewal by our customers of any material contracts;

•                  our ability to shift our manufacturing footprint to take advantage of  manufacturing opportunities in emerging markets;

•                  risks of conducting business in foreign countries, including China, Russia and India;

•                  disruptions in capital and credit markets;

•                  fluctuations in relative currency values;

•                  our ability to successfully identify, complete and integrate acquisitions;

•                  the continued exertion of pricing pressures, and our ability to offset price concessions demanded, by our customers;

•                  warranty and recall costs;

•                  exposure to elevated commodities prices, as well as energy prices;

•                  changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses;

•                  other potential tax exposures;

•                  legal claims against us;

•                  unionization activities, work stoppages and labour relations disputes;

•      changes in credit ratings assigned to us;

•                  changes in laws and governmental regulations;

•                  costs associated with compliance with environmental laws and regulations; and

•                  potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust.

In evaluating any forward-looking statements in this Annual Information Form, you should specifically consider the various factors, including those contained under “ITEM 3. DESCRIPTION OF THE BUSINESS – RISK FACTORS”, which could cause actual events or results to differ materially from those indicated by our forward-looking statements.  Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this Annual Information Form to reflect subsequent information, events or circumstances or otherwise.

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ITEM 1.  CORPORATE STRUCTURE

Issuer

We were incorporated under the laws of the Province of Ontario, Canada on November 16, 1961.  Our charter documents currently consist of restated articles of incorporation dated August 28, 2008, which were issued pursuant to the Business Corporations Act (Ontario).

Our registered and head office is located at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

Controlling Shareholder

We are controlled by M Unicar Inc. (“M Unicar”), a Canadian holding company. Approximately 92.4% of the voting rights attaching to M Unicar’s shares are indirectly held by the Stronach Trust, a trust existing under the laws of Ontario, which serves as an estate planning vehicle for the Stronach family. Mr. Frank Stronach and Ms. Belinda Stronach, our Chairman and Executive Vice-Chairman, respectively, and two other members of the Stronach family are trustees and members of the class of potential beneficiaries of the Stronach Trust. The remaining approximately 7.6% of the voting rights attaching to M Unicar’s shares are held by MPMAG Holdings Inc., a holding company which is indirectly controlled by the Stronach Trust, but in which five of Magna’s executive officers (Donald J. Walker, Siegfried Wolf, Vincent J. Galifi, Peter Koob and Jeffrey O. Palmer) are shareholders.

Subsidiaries

A list of our principal subsidiaries and their respective jurisdictions of incorporation as of December 31, 2008 is set out on Schedule A.  Our legal structure (including that of our subsidiaries) is not necessarily indicative of our operational structure.

ITEM 2.  GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

We are the most diversified global automotive supplier.  We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks.  As at December 31, 2008, we employed approximately 74,350 people in 240 manufacturing operations and 86 product development, engineering and sales centres, in 25 countries. As at such date, our capabilities include:

• complete vehicle engineering and assembly;	• roof systems;
• body and chassis systems;	• powertrain systems;
• interior systems;	• vision systems;
• seating systems;	• electronic systems; and
• exterior systems;	• closure systems.

Reporting Segments

We operate internationally through divisions, which function as autonomous business units operating within pre-determined guidelines. Our divisions have been aligned on a geographic basis in order to meet the needs of our customers and respond to regional economic and industry factors.  Accordingly, we operate in three separate geographic reporting segments – North America, Europe and Rest of World. We also maintain corporate and other operations, which constitute a separate reportable segment, that support or are ancillary to our automotive and other operations.

Our external sales by reporting segment for 2008 and 2007 were as follows:

Reporting Segment	2008	2007
	(U.S. dollars, in millions)
North America	$11,826	$13,883
Europe	11,301	11,729
Rest of World	560	446
Corporate and Other	17	9
Total	$23,704	$26,067

Geographic Markets and Customers

North America

Our customers in North America include BMW, Chrysler, Daimler, Ford (including Mazda), General Motors, Honda, Mitsubishi, Renault-Nissan, Subaru, Suzuki, Toyota and Volkswagen, as well as their respective operating divisions and subsidiaries. Our North American production sales accounted for approximately 46% and 50% of our consolidated sales for each of 2008 and 2007, respectively.

Our top ten North American programs based on 2008 production sales were:

Capabilities Represented
Customer	Vehicle	Body & Chassis Systems	Interior Systems	Seating Systems	Exterior Systems	Powertrain Systems	Vision Systems	Electronic Systems	Closure Systems
General Motors	Full-Size SUVs & Pick-ups	☒	☒		☒	☒	☒	☒	☒
Chrysler, Volkswagen	Chrysler Town & Country, Dodge Caravan/Grand Caravan, Volkswagen Routan	☒	☒	☒	☒	☒	☒		☒
Ford	Ford Escape, Mazda Tribute, Mercury Mariner	☒	☒	☒	☒	☒	☒	☒	☒
General Motors	Chevrolet Cobalt, Pontiac G5	☒		☒	☒	☒	☒		☒
General Motors	Buick Enclave, Chevrolet Traverse, GMC Acadia, Saturn Outlook	☒	☒		☒	☒	☒	☒	☒
Ford	Ford Edge, Lincoln MKX	☒		☒	☒	☒	☒	☒
General Motors	Chevrolet Impala	☒			☒	☒	☒	☒	☒

Capabilities Represented
Customer	Vehicle	Body & Chassis Systems	Interior Systems	Seating Systems	Exterior Systems	Powertrain Systems	Vision Systems	Electronic Systems	Closure Systems
Chrysler	Chrysler 300/300C, Dodge Charger/Magnum	☒	☒		☒	☒	☒	☒	☒
Ford	Ford Fusion, Mercury Milan, Lincoln MKZ	☒	☒		☒	☒	☒	☒
Ford	F-Series SuperDuty	☒		☒	☒	☒	☒	☒	☒

Note: capabilities represented may not be on each vehicle or each trim level of each vehicle. Additionally, our capabilities in each product area range from components to full systems, only some of which may be represented on any particular program.

Europe

Our customers in Europe include Aston Martin, BMW, Chrysler, Daimler, Fiat, Ford (including Volvo), GAZ, General Motors, Honda, Isuzu, Mitsubishi, Porsche, PSA Peugeot Citroën, Renault-Nissan, Suzuki, Tata Motors, Toyota, and Volkswagen, as well as their respective operating divisions and subsidiaries. Our European production and vehicle assembly sales accounted for approximately 44% and 42% of our consolidated sales for 2008 and 2007, respectively.

Our top ten European programs based on 2008 production and vehicle assembly sales were:

Capabilities Represented
Customer	Vehicle	Engineering & Assembly	Body & Chassis Systems	Interior Systems	Seating Systems	Exterior Systems	Roof Systems	Powertrain Systems	Vision Systems	Electronic Systems	Closure Systems
BMW	X3	☒	☒	☒				☒	☒
General Motors	Saab 9-3 Cabriolet	☒	☒				☒	☒	☒
Daimler	Mercedes-Benz C-Class		☒	☒		☒		☒	☒		☒
BMW	MINI One/Cooper		☒	☒		☒		☒	☒		☒

Capabilities Represented
Customer	Vehicle	Engineering & Assembly	Body & Chassis Systems	Interior Systems	Seating Systems	Exterior Systems	Roof Systems	Powertrain Systems	Vision Systems	Electronic Systems	Closure Systems
Daimler	Mercedes-Benz G-Class	☒	☒	☒			☒	☒	☒
Volkswagen	Transporter		☒			☒		☒	☒		☒
Daimler	smart fortwo		☒		☒			☒	☒		☒
BMW	3-Series		☒	☒		☒		☒	☒
Porsche, Volkswagen	Porsche Cayenne, Volkswagen Touareg		☒	☒			☒	☒	☒
Volkswagen	Caddy		☒		☒	☒		☒	☒

Note: capabilities represented may not be on each vehicle or each trim level of each vehicle. Additionally, our capabilities in each product area range from components to full systems, only some of which may be represented on any particular program.

Rest of World

Our customers in Rest of World include BMW, Chery Automobile, Chrysler, Daimler, Fiat, Ford (including Mazda), General Motors, Great Wall Motor Company, Hafei Automobile, Honda, Hyundai-Kia, Isuzu, Mitsubishi, PSA Peugeot Citroën, Renault-Nissan, Shanghai Automotive, South East Automobile, Suzuki, Tianjin FAW Xiali Automotive, Toyota and Volkswagen, as well as their respective operating divisions and subsidiaries or joint ventures. Our Rest of World production sales accounted for approximately 2% of our consolidated sales in each of 2008 and 2007.

Customer Concentration

Worldwide sales to our five largest customers represented the following proportions of our consolidated sales in 2008 and 2007:

Customer	2008	2007
General Motors	21%	24%
BMW	19%	19%
Ford	14%	15%
Chrysler	12%	13%
Daimler	10%	8%
Other	24%	21%
Total	100%	100%

RECENT TRENDS IN THE AUTOMOTIVE INDUSTRY

A number of trends continue to have a significant impact on the global automotive industry and our business, including the following:

Declining Global Sales and Production Volumes

Global light vehicle sales and production declined considerably in 2008. Production volumes in North America, which reached a peak of approximately 17.2 million units in 2000, declined for the sixth straight year to approximately 12.6 million units in 2008, a steep drop of approximately 2.5 million units or 16% from 2007. Production volumes in Western Europe, which reached a peak of approximately 16.7 million units in 2000, fell to approximately 14.6 million units in 2008, a decrease of approximately 1.3 million units or 8% from 2007.  Production volumes in 2009 are expected to be significantly lower than 2008 volumes. The decline in global light vehicle sales and production reflects a significant decline in the global automotive industry due to industry cyclicality, the impact of the global credit crisis and current global recession and other factors, including steep drops in consumer confidence and consumer demand.

Restructuring of the Automotive Industry

The global automotive industry is currently undergoing significant restructuring, including downsizing in North America and Western Europe due to declining production volumes and deteriorating economic conditions.  This restructuring and downsizing has included: plant rationalizations; elimination of manufacturing capacity; workforce reductions; sale or wind-down of vehicle brands and models; financial/debt restructuring; dealer consolidation; and other cost cutting initiatives. Despite these restructuring and downsizing actions, several major automobile manufacturers remain at risk of filing for bankruptcy or other forms of creditor protection. In February 2009, Saab filed for court supervised reorganization in Sweden.

Government Financial Intervention in the Global Automotive and Financial Services Industries

Since the onset of the global credit crisis in the second half of 2008, governments of a number of countries have provided significant aid to financial institutions in an attempt to stabilize the global financial system and to provide liquidity for frozen lending markets. Governments of a number of countries, including the U.S., Canada, France and others, have recently announced or provided substantial financial aid to automobile manufacturers based or operating in these countries. The U.S. Government also recently announced that it will provide financial assistance to U.S.-based automotive suppliers. In addition, Governments of several other countries are currently considering whether to provide financial aid or other assistance.

Accelerated Deterioration of the Financial Condition of the Automotive Supply Base

The automotive industry consists of a series of interdependent relationships among automobile manufacturers, Tier 1 automotive suppliers and automotive sub-suppliers, with sub-suppliers providing a significant number of components, systems and commodities required by Tier 1 automotive suppliers such as Magna. Deteriorating economic conditions, declining production volumes and other factors have left many automotive suppliers in varying degrees of financial distress.  A number of automotive suppliers have become insolvent, filed for bankruptcy protection or ceased operations in recent years. Financial distress in the supply base often results in disruptions to the supply of components and systems from Tier 1 automotive suppliers to automobile manufacturers and could result in the shut-down of the Tier 1 automotive suppliers’ and/or the automobile manufacturers’ production lines. This financial distress could also result in Tier 1 automotive suppliers incurring costs related to the financial restructuring of the distressed automotive sub-suppliers. On the other hand, the financial distress of Tier 1 automotive suppliers and/or sub-suppliers may present acquisition opportunities for financially sound Tier 1 automotive suppliers.

Pricing Pressure

Automobile manufacturers have sought ways to reduce their costs of producing vehicles as competition for market share has become more intense. These cost reduction efforts have become an even greater priority for automobile manufacturers as a key component of restructuring efforts in the face of the global recession. In addition to seeking cost efficiencies in their own production, marketing and administrative structures, automobile manufacturers have placed significant pressure on automotive suppliers to reduce the price of their components, assemblies, modules and systems. This pricing pressure has come in different forms, including: long-term agreements containing pre-determined price reductions for each year of a vehicle production program; price reduction demands, in addition to those contained in any long-term agreement and often including significant demands for retroactive price reductions; pressure to absorb more design and engineering costs previously paid for by the automobile manufacturer and to recover these costs through amortization in the piece price of the particular components designed or engineered by the supplier; pressure to assume or offset cost increases of commodities, including steel and resins; and pressure to own and/or capitalize tooling and recover these costs through amortization in the piece price of the components produced by this tooling. In many cases, automotive suppliers bear the risk of not being able to fully recover the design, engineering and tooling costs if the particular vehicle production volumes are lower than anticipated or if programs are terminated early. In addition, automobile manufacturers are increasingly requesting that their automotive suppliers bear the cost of the repair and replacement of defective products that are either covered under the automobile manufacturers’ warranty and/or are the subject of a recall.

Increasing Governmental Regulation of the Global Automotive Industry

The automotive industry is subject to increased governmental regulation seeking to improve corporate average fuel economy, reduce vehicle emissions, and increase vehicle recyclability. While increased regulation generally presents new challenges for the automotive industry, it may also provide opportunities for automotive suppliers that produce and market new products and technologies.

Increasing Consumer Demand and Government Support For Fuel-Efficient and Environmentally-Friendly Vehicles

Elevated fuel prices, growing consumer awareness of environmental issues and other factors have increased consumer demand for vehicles that are lighter, more fuel-efficient and environmentally-friendly. Additionally, governments are increasingly offering incentives for consumers to purchase more fuel-efficient and environmentally-friendly vehicles or incentives to relinquish their older, less efficient vehicles. Automotive suppliers which emphasize technological innovation and broad product capabilities are expected to benefit from the growing demand for these features.

Growth of the Automotive Industry Outside of Our Traditional Markets

The local demand for vehicles in China, Russia, India, Thailand, Brazil and other emerging markets has increased significantly in recent years, notwithstanding the reduced demand currently being experienced in most markets as a result of the global recession. This increasing local demand has helped boost the local automotive industry in these countries and has attracted investments in manufacturing from North American, European and Asian-based automobile manufacturers, through stand-alone investments and/or joint ventures with local partners. Automotive suppliers have followed, and will likely continue to follow, the expansion of automobile manufacturers into these regions. Automotive suppliers that establish or expand their operations in emerging markets may face greater exposure to a number of risks of conducting business in such markets.

Growth of A to D Vehicle Segments

The local demand for vehicles in emerging markets consists primarily of demand for micro (A segment), sub-compact (B segment), compact (C segment) and mid-size (D segment) cars. Currently, some of our largest traditional customers are not as well represented in product offerings in the A and B vehicle segments. Automobile manufacturers which have established product offerings in these vehicle segments, and their preferred suppliers, will likely have an advantage in realizing on the opportunities in these higher growth vehicle segments.

Prevalence of Vehicles Built Off High-Volume Global Vehicle Platforms

To realize economies of scale and remain competitive, automobile manufacturers continue to maximize the range of vehicles built from a single high-volume global platform. This allows an automobile manufacturer to differentiate its products from those of its competitors, to expand the number of market segments in which it competes, to extend the life of existing vehicle platforms, to respond to lifestyle trends and to meet the tastes of consumers. Examples of the types of vehicles which can be built off a single vehicle platform include convertibles, sports cars and all-wheel drive and four-wheel drive sport utility or cross-over vehicles. This trend provides Tier 1 automotive suppliers increased opportunities to supply larger volumes of products which may be common across multiple vehicles built off the same platform and, in some cases, to provide niche vehicle engineering and assembly.

Some of these trends may present risks to our operations, profitability and/or financial condition. These risks are described in detail under “ITEM 3. DESCRIPTION OF THE BUSINESS – RISK FACTORS”, which all readers are strongly encouraged to consider carefully.

OUR BUSINESS STRATEGY

Current and anticipated economic conditions, including the fact that we are currently in the midst of a global recession, have caused us to re-examine and refocus our short-term objectives and strategies, with the goal of maintaining the strength of our balance sheet, preserving our cash and retaining our position as a leading global automotive supplier. These short-term strategies include:

•                  Restructuring and right-sizing our manufacturing operations to better align our operations with vehicle production volumes by automobile manufacturers, while maintaining appropriate production flexibility to take advantage of strategic opportunities, including acquisitions, that may arise during and following the current global recession;

•                  Shifting our manufacturing footprint to take advantage of opportunities in emerging markets, including growing our presence in Mexico, Asia and Central/Eastern Europe;

•                  Reducing fixed costs and discretionary spending, as well as reducing or delaying capital spending;

•                  Focusing on operational excellence and more effective use of our assets, including improving underperforming divisions, as a means of increasing our profitability, reducing costs and further distinguishing ourselves from our competitors; and

•                  Monitoring the automotive supply base and seeking opportunities for successor and takeover business and in-sourcing of production as automobile manufacturers seek to focus their business on fewer, healthier suppliers.

Over the longer term, we seek to refine our operations through continuous improvement, while continually refining our product strategy. More generally, we aim to capitalize on the recent trends in the automotive industry discussed above, including by continuing to optimize our global manufacturing footprint, broadening our sales base, continuing to emphasize technology and innovation, capitalizing on our broad capabilities and growing our content per vehicle through new, successor and takeover business. The main elements of our business strategy are described below.

Continuous Improvement

We maintain an ongoing focus on continuous improvement of our manufacturing and assembly operations to achieve our goal of being the best automotive supplier in terms of quality, efficiency, innovation and profitability. We will continue to place strong emphasis on turning around money-losing divisions and successfully launching programs that will commence production in 2009.

Diversifying our Sales Base

Although we have sales to all of the world’s largest automobile manufacturers and are present in all significant automobile producing regions in the world, a substantial proportion of our business has traditionally been with the Detroit 3 automobile manufacturers in North America, and the German-based automobile manufacturers in Western Europe. In addition, our business is primarily focused on the D and higher vehicle segments, with much of our A to C segment business in the luxury brands. Our strategy is to further diversify our concentration of sales:

By Customer: by growing the proportion of our business with non-traditional customers, including with Asian and French-based automobile manufacturers,

By Region:  by growing the proportion of our business in emerging markets, and

By Vehicle Segment: by growing the proportion of our business in the A to C (micro to compact car) segments.

We have made progress in diversifying our sales base through organic growth, takeover business and strategic acquisitions, but aim to increase it significantly in coming years by continuing to demonstrate our technical capabilities and quality and pursuing new programs and takeover business in light of recent and future consolidation in the automotive supply industry.

Emphasizing and Investing in Technology and Innovation

We believe that one of the cornerstones of our past success has been our commitment to research, development and technological innovation.  This commitment is enshrined in our Corporate Constitution, which requires us to annually allocate a minimum of 7% of our pre-tax profits (as defined in the Corporate Constitution) to research and development. Historically, we have exceeded this minimum threshold. We intend to continue directing significant effort to bringing new products and processes to market and will seek to purchase or license innovative technologies that we believe will provide additional value to us and our customers. This commitment will be particularly important given the recent trend towards more fuel-efficient, environmentally-friendly and lighter vehicles, as evidenced by our recently announced initiative with Ford for the joint development of a battery electric vehicle. Our efforts regarding new products and processes have generated a number of recent innovations, including those referenced under “ITEM 3. DESCRIPTION OF THE BUSINESS – PRODUCTS AND SERVICES”.

Optimizing our Global Footprint

In recognition of the fact that much of the future growth potential in the automotive industry lies in new markets, we will continue to optimize our global footprint to take advantage of growing vehicle production in these emerging markets, primarily in China, Russia, India, Thailand, Brazil and various countries in Eastern Europe. Our manufacturing presence in lower cost regions has grown from 20 manufacturing facilities in 2001 to 62 manufacturing facilities in 2008. While engaging in this geographic expansion, we will also be focused on ensuring that we can successfully compete in products that can be delivered globally to take advantage of the continuing trend towards building high volumes of vehicles from single global platforms.

Refining Product Strategy

We continue to refine our product strategy based on our current and planned manufacturing footprint, as well as the technological innovations we possess or are bringing to market. In connection with this initiative, we intend to focus on customers that are most willing to work for our mutual benefit, including through joint improvement of efficiencies and reduction of costs. This refined product strategy, together with our innovation roadmap and sales base strategy, will shape our capital expenditures, research and development investment and acquisition strategies.

Capitalizing on our Broad Capabilities

We have the expertise to work with our customers from concept to completion, from the design and engineering of a complete vehicle and its systems through to its final assembly.  We are a leading supplier of advanced, total vehicle engineering, the world’s largest independent assembler of complete vehicles and we produce components, modules and systems for most major areas of a vehicle. Our broad product capabilities distinguish us from our competitors and we intend to capitalize on these capabilities to continue to secure new and takeover business.

Growing Content Per Vehicle

We currently possess a major market share in a number of product areas in which we compete and maintain strong relationships with most major automobile manufacturers in North America and Western Europe. As a result of these relationships, we have increased our average dollar content per vehicle in North America from approximately $328 in 1999 to approximately $867 in 2008, which represents a compound annual growth rate of approximately 11%, and in Europe from approximately $110 in 1999 to approximately $486 in 2008, which represents a compound annual growth rate of approximately 18%. We will continue to pursue the award of new programs and takeover business from our customers, with particular emphasis on foreign-based automobile manufacturers.

OPERATING STRUCTURE AND PRINCIPLES

Decentralization

We follow a corporate policy of functional and operational decentralization, which we believe increases flexibility, customer responsiveness and productivity. Our manufacturing and assembly operations are conducted through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. Each division is a separate profit center under the authority of a general manager who has the discretion to determine rates of pay, hours of work, sources of supply and contracts to be performed, within the framework of our Corporate Constitution and our Employee Charter.  Our divisions are aligned by geographic region in each of our product areas.  Within a number of our product areas, we have regional management teams that are responsible for maintaining key customer, supplier and government contacts in their respective markets, and centrally managing key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment. Our executive management teams in North America and Europe coordinate advanced systems development and manufacturing, allocate capital, ensure customer and employee satisfaction and manage succession planning within their respective regions.  Our corporate management team also interfaces with the investment community and our entire executive management team is responsible for our long-term strategic planning and future growth, as well as monitoring the performance of the management of our divisions.

Realignment of Product Portfolio

Following the privatizations of each of our former “spinco” public subsidiaries (Tesma International Inc., Decoma International Inc. and Intier Automotive Inc.) in 2005, we re-aligned our product portfolio and strengthened our management team.  Our seven former automotive systems groups were re-aligned on the basis of geographic and product area and Co-Chief Executive Officers were appointed with responsibility for each of North America and Europe, our primary markets, as well as shared responsibility for Rest of World. We also began to segment our financial results on a geographic basis between North America, Europe and Rest of World.

Operating Principles

We are committed to a number of operating principles, including employee equity participation and profit sharing, incentive-based management compensation and an employee charter.  See “ITEM 3. DESCRIPTION OF THE BUSINESS – HUMAN RESOURCES”.

RECENT DEVELOPMENTS IN OUR BUSINESS

Acquisitions and Divestitures

We have engaged in a number of acquisitions, divestitures, financings and securities transactions in the last three years, including those listed below. None of these acquisitions constitute “significant acquisitions” within the meaning of such term in National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators.

During the first quarter of 2009, we entered into an agreement to purchase a real estate property in Oberwaltersdorf, Austria from MEC for a total purchase price of $5.7 million. The closing of the transaction is expected to occur during the second quarter of 2009, following the satisfaction of customary closing conditions, including obtaining all necessary regulatory approvals. The transaction was reviewed by our Corporate Governance and Compensation Committee, which relied on an independent real estate appraisal, and subsequently unanimously approved by the independent members of our Board following the review and unanimous recommendation by the Corporate Governance and Compensation Committee.

In October 2008, we acquired:

• Technoplast, a supplier of plastic exterior and interior components. Technoplast is located in Nizhny Novgorod, Russia and currently supplies the GAZ group with components for several programs; and

•      BluWav Systems LLC, a developer and supplier of electric and energy management systems for hybrid electric vehicles, plug-in hybrid vehicles and battery electric vehicles.

In June 2008, we were the successful bidder to acquire a substantial portion of the exteriors business and related assets of Plastech Engineered Products Inc., in a Chapter 11 sale out of bankruptcy. The acquired business supplies parts to various customers, including Chrysler, Ford and General Motors in the United States and Canada.

In May 2008, we acquired a facility from Ogihara America Corporation. The facility in Birmingham, Alabama manufactures major exterior and structural welded assemblies for sales to various customers, including Daimler.

The total consideration for the Technoplast, Blu Wav, Plastech, Ogihara and certain other acquisitions was $177 million, consisting of $158 million paid in cash and $19 million of assumed debt.

During the first quarter of 2008, we acquired 225 acres of real estate located in Austria from a subsidiary of MEC for a total purchase price of $29 million. The transaction was reviewed by our Corporate Governance and Compensation Committee, which relied on an independent real estate appraisal, and subsequently unanimously approved by the independent members of our Board following the review and unanimous recommendation by the Corporate Governance and Compensation Committee.

In January 2007, we acquired two facilities from Pressac Investments Limited for $52 million plus $6 million of assumed debt.  The facilities in Germany and Italy manufacture electronic components for sale to various customers, including Volkswagen, Daimler and Fiat.

In August 2006, we acquired the assets of the Magna Golf Club from MEC for total cash consideration of $46 million. In November 2006, we purchased the Fontana Golf and Sports Club in Austria from MEC for total consideration of $38 million, consisting of $17 million paid in cash and $21 million in assumed debt. These transactions were reviewed by a Special Committee of, and unanimously approved by the independent members of, our Board following the unanimous recommendation of the Special Committee.

In February 2006, we completed the acquisition from Porsche of CTS Fahrzeug-Dachsysteme GmbH, Bietigheim-Bissingen, a leading manufacturer of roof systems for the automotive industry.  CTS manufactures soft tops, hard tops and modular retractable hard tops.  The total consideration for the acquisition of CTS and certain other manufacturing and engineering facilities amounted to $290 million, consisting of $221 million paid in cash and $69 million of assumed debt.  At the time of acquisition, CTS had six facilities in Europe and two in North America, with approximately 1,100 employees.

In the future, we will continue to consider acquisitions of new technologies and strategic assets that complement our current portfolio of automotive technologies or expand our product breadth, provided that any such acquisition furthers our overall business strategy and potentially enhances our long-term earnings growth. In addition, we will consider acquisitions that will potentially diversify our sales among non-traditional customers, provide us with installed capacity at an economical rate or involve the purchase of key assets at an attractive price.  We will also continue to consider joint ventures with other suppliers in order to increase our business opportunities in various regions and enhance our relationships with certain automobile manufacturers.  We generally analyze potential acquisitions and joint ventures using discounted cash flow criteria in an effort to secure appropriate returns and earnings growth.  However, we expect that we will continue to expand primarily through organic growth.

Financings and Securities Transactions

Plan of Arrangement Involving Magna and Russian Machines

During 2007, following approval by our Class A Subordinate Voting and Class B Shareholders, we completed the court-approved Arrangement whereby OJSC Russian Machines (“Russian Machines”), a wholly owned subsidiary of Basic Element Limited, made a major investment in Magna. Russian Machines’ participation in the arrangements it entered into with the Stronach Trust in connection with the Arrangement terminated on October 3, 2008. Russian Machines no longer has any interest in the 20 million Class A Subordinate Voting Shares of Magna issued as part of the Arrangement, nor any interest in M Unicar, our controlling shareholder.

Substantial Issuer Bid

On September 25, 2007, we completed a substantial issuer bid, pursuant to which we purchased for cancellation approximately 11.9 million Class A Subordinate Voting Shares, representing approximately 9% of our then issued and outstanding Class A Subordinate Voting Shares, for an aggregate purchase price of $1.1 billion. The purpose of the substantial issuer bid was to offset the dilution caused by the issuance from treasury of 20 million of our Class A Subordinate Voting Shares in connection with the Arrangement.

Normal Course Issuer Bids

On November 12, 2008, we renewed a normal course issuer bid to purchase for cancellation and/or for purposes of our long-term retention (restricted stock), restricted stock unit and similar programs, up to 11 million Magna Class A Subordinate Voting Shares. As at December 31, 2008, we had not purchased any Class A Subordinate Voting Shares for cancellation but had purchased 400,000 Class A Subordinate Voting Shares for our long-term retention (restricted stock), restricted stock unit and deferred profit sharing programs for an aggregate purchase price of $13.7 million. The normal course issuer bid will expire on November 11, 2009, unless extended by us prior to that time. Under our previous normal course issuer bid which commenced on November 12, 2007, we purchased 2.5 million Class A Subordinate Voting Shares for cancellation and 134,000 Class A Subordinate Voting Shares for our long-term retention (restricted stock) and restricted stock unit programs for an aggregate purchase price of $219 million.

As at December 31, 2008, M Unicar indirectly held shares collectively representing approximately 66% of the votes attached to all of our Class A Subordinate Voting Shares and Class B Shares then outstanding.

Other Transactions

In October, 2005, we completed a new five-year revolving term facility that was to expire on October 12, 2010.  The facility has a North American tranche of $1.57 billion, a European tranche of 300 million euros and an Asian tranche of $50 million.  We subsequently extended the facility twice, such that it will expire on July 12, 2012.

ITEM 3.     DESCRIPTION OF THE BUSINESS

We are the most diversified global automotive supplier.  We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks.  We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at December 31, 2008, we had 240 manufacturing divisions and 86 product development, engineering and sales centres in 25 countries. Our divisions are aligned on a geographic basis between North America, Europe and Rest of World.  A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe, and the Co-Chief Executive Officers share responsibility for Rest of World.  We also maintain corporate and other operations, which constitute a separate reportable segment, that consist of operations that support or are ancillary to our automotive operations.

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on various programs.  Customer production volumes in different regions are impacted by factors which may vary from one region to the next, including general economic and political conditions, interest rates, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, environmental emission and safety issues.  A number of other factors, discussed under “RISK FACTORS”, also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of the supply base and competition from manufacturers with operations in low-cost countries.

PRODUCTS AND SERVICES

Despite operating and managing our business on a geographic basis, we possess product and service capabilities which span across such geographic regions. Details regarding our product and service capabilities follow in the table below, which sets forth our external sales generated by automotive products and service categories in 2008 and 2007:

Product/Service	2008	2007
	(U.S. dollars, in millions)
Exterior and interior systems	$7,806	$8,112
Body and chassis systems	4,616	5,274
Powertrain systems	3,357	3,809
Complete vehicle assembly	3,306	4,008
Tooling, engineering and other	1,856	1,735
Vision and electronic systems	1,650	1,811
Closure systems	1,113	1,318

Total	$23,704	$26,067

Complete Vehicle Engineering and Assembly

We provide full vehicle engineering and assembly services for the automotive industry and are the world’s largest brand-independent assembler of complete vehicles. Our complete vehicle assembly facility, located in Graz, Austria, received the J.D. Power Gold Plant Award 2006 for vehicles assembled in Europe and our concept vehicle the MILA Alpin was honoured with the Innovation All-Wheel Award 2008 and the iF Product Design Award 2009 in the Advanced Studies category.

Capabilities

Engineering Services

•                  Product Development

•                  Complete Vehicle

•                  Body and Trim

•                  Powertrain and All-Wheel Drive Systems Integration

•                  Electric and Electronics

•                  Prototype and Low-Volume Production

•                  Chassis Systems

Complete Vehicle Production

•                  Production Process

•                  Accredited Materials Testing

•                  Localization

•                  Peak-Shaving

•                  Niche Vehicles

•                  Extra Low-Volume Production

Innovative Systems & Modules

•                  Electrical Energy Storage Systems

•                  Energy Batteries

•                  Heavy Duty Batteries

•                  Power Batteries

•                  Compressed Natural Gas (CNG) Systems

Fuel Systems

•                  Complete Tank Systems

•                  Fuel Caps

•                  Filler Necks and Filler Heads

•                  Capless Systems

•                  Diesel Misfueling Guard

•                  Filler Pipes

•                  Fuel Supply Units/Valves

•                  Engine Components

Door Modules

•                  Assembly of Doors and Closures

Space Technology (including Aviation)

•                  Propellant Feed Lines

•                  Thermal Control Systems

•                  Satellite Propulsion Systems

•                  Cryogenic Fuel Lines

•                  Automotive Applications

Customer Base

Aston Martin, BMW, Chrysler, Daimler, Fiat (including Ferrari & Iveco), Ford (including Volvo), GAZ, Mitsubishi, Porsche, PSA Peugeot Citroën, Saab and Volkswagen and their respective operating divisions and subsidiaries.

Innovations

Ecological Technologies

Our focus is on technologies that enable fossil fuels to be used more economically and fuel consumption to be reduced. Hybrid vehicles like the Magna Steyr HySUV have potential for reducing fuel consumption and CO2 emissions, while increasing performance and comfort.

Emotional Vehicle

The emotional aspect of a vehicle plays an important role. In this area we are working, amongst others, on complete vehicle concepts like our MILA Alpin which is an innovative, extremely compact off-road concept with a body specially designed for integrating various different types of alternative drives.

Intelligent Safety

We are playing a key role in improving vehicle safety. With our Global Chassis Controller we contribute to making vehicles easier to control with the aim of preventing accidents.

Virtual Product Development & Production Process

Our development strategy is to provide an optimal project environment coupled with validated and efficient processes.

Body & Chassis Systems

We provide body and chassis systems, as well as related engineering services, for the global automotive industry.

Capabilities

Body Systems

•                  Complete Body-In-White

•                  Floor Pans

•                  Underbody Assemblies

•                  Door, Hood and Deck Assemblies

•                  Roof Panels

•                  Fender and Quarter Panels

•                  Tailgate and Liftgate Assemblies

•                  A, B, C and D Pillars

•                  Bumper Beams

•                  Door Intrusion Systems

•                  Oil Strainers

•                  Heat Shields

•                  Instrument Panel Beams

Chassis Systems

•                  Crossmember Assemblies

•                  Radiator Supports

•                  Shock Towers

•                  Engine Cradles

•                  Front and Rear Sub-Frame Assemblies

•                  Front and Rear Suspension Modules

•                  Control Arms

•                  Frame Rails

•                  Full Frame Assemblies

Technology, Engineering and Tooling Systems

•                  Program Management

•                  Program Engineering

•                  Computer-Aided Engineering (CAE) Design Verification

•                  Prototype Build

•                  Testing and Validation

•                  Tooling and Automated Systems

•                  Research and Development

Customer Base

BMW, Chrysler, Daimler, Fiat, Ford (including Mazda and Volvo), Freightliner, GAZ, General Motors, Honda, Hyundai-Kia, Mitsubishi, Porsche, PSA Peugeot Citroën, Renault-Nissan, Subaru, Suzuki, Tata Motors, Toyota, Volkswagen and their respective operating divisions and subsidiaries.

Innovations

Forming of Advanced High Strength Steels

We continue to be a market leader with innovative applications for advanced high strength materials, focusing on forming materials that can help optimize vehicle performance without sacrificing quality, cost or weight.

Hot Stamping

We are an industry leader in bringing this forming process to body structure applications in areas where vehicle crash performance has become more critical due to ever-increasing government standards.

Hybrid Steel/Aluminum Structures

The lightweight advantages of aluminum castings are combined with the strength and cost efficiency of steel to create unique chassis structural assemblies.

We employ a number of different forming technologies such as hydroforming, stamping, hot stamping, roll forming, draw bending, advanced welding technologies, as well as finishing technologies such as e-coating, heat treating and high temperature wax coating.

Interior Systems

We design, engineer and manufacture interior systems for the global automotive industry.

Capabilities

Sidewall and Trim Systems

•                  Interior Garnish Trim

•                  Door and Side Panels

•                  Package Trays

•                  Liftgate Trim

Cockpit Systems

•                  Cockpit Modules

•                  Instrument Panels

•                  Multiple Surface Materials

•                  Floor Consoles

•                  Glove Boxes

Cargo Management Systems

•                  Sliding and Stationary Load Floors

•                  Accessible Floor Bins

•                  Multi-Level Shelf Systems

•                  Integrated Cargo Organizers

Overhead Systems

•                  Complete Overhead Systems

•                  Headliner Substrates

•                  Sunvisors

•                  Consoles

•                  Grab Handles

•                  Lighting

Carpet and Loadspace Systems

•                  Wheelhouse Linings

•                  Floor and Trunk Trim

•                  Carpet

•                  Acoustic Countermeasures

Customer Base

BMW, Chrysler, Daimler, Fiat, Ford (including Mazda), General Motors, Honda, Renault-Nissan, Tata Motors, Toyota, Volkswagen and their respective operating divisions and subsidiaries.

Innovations

Multi-Shot Technology

This technology was developed in response to customers’ need for a low cost product and model differentiation. Multi-Shot technology utilizes a multiple shot injection molding process that combines a rigid polypropylene foundation with one or more successive molded layers of additional polypropylene-based elastomer materials. Improved tactile feel, dimensional stability, and perceived quality are some of the advantages.

Integrated Center Stack

Insufficient driver-accessible storage is a major consumer complaint across all vehicle segments. The Integrated Center Stack addresses this issue by providing increased storage in the instrument panel, security for valuables, and improved craftsmanship. Integration of center stack electronics into a single trim module and remote placement of conventional electronic hardware components make it possible.

SL-2 Headliner Substrate

The SL-2  headliner is designed for integration of energy absorbing countermeasures, thus reducing the need for add-on components, while improving spaciousness and, potentially, safety.

Print Mold Design (PMD)

An industry first, PMD is the injection molding of shaped and double-sided screen printing foils. Using foils of up to 1mm in thickness allows for an array of design  possibilities, such as strong 3D effects, that are not achievable through any other technology. The material is scratchproof, abrasion resistant, color and form stable, as well as crash and split safe. PMD is highly flexible in volume production and offers distinguishing characteristics for vehicle interiors.

Some of the technologies and processes involved with the foregoing include low pressure and injection molding, compression molding, vacuum forming, slush molding and spray urethane.

We also participate in a number of interiors-related joint ventures and equity interests.

Seating Systems

We develop and manufacture complete seating solutions and seat mechanism systems for the global automotive industry. Our capabilities range from market and consumer research, full concept development, design and engineering, testing and validation to manufacturing.

Capabilities

Complete Seating Solutions

•                  Innovative Seat Systems

•                  Reconfigurability

•                  In-Vehicle Stowing

•                  Ease of Ingress/Egress

•                  Comfort Systems

•                  Craftsmanship

•                  Safety Systems Integration

•      Integrated Restraints

•      Integrated Side Impact Airbags

•      Integrated Occupant Classification Systems (OCS)

•      Integrated Child Seats

•                  Light Weight Seat Solutions

•                  Mold-In-Place™ Seats

•                  Trim Covers

Seat Mechanisms

•                  Core Seat Structure and Mechanisms

•                  Manual and Power Adjusters

•                  EZ Entry System

•                  Specialty Seat Reconfiguration and Stowing Mechanisms

•                  Manual and Power Recliners (Disk and Pawl and Sector/Fold Flat)

•                  Seat Attach Latches

Customer Base

AvtoVaz, Chrysler, Daimler, Ford, General Motors, Honda, Hyundai-Kia, Mitsubishi, Porsche, PSA Peugeot Citroën, Renault-Nissan, South East Automobile, Toyota, Volkswagen and their respective operating divisions and subsidiaries.

Innovations

Swiveling Seats

These second row quad chairs rotate 180 degrees to face rearward for conversational seating. The fact that the Chrysler minivans can be driven while both second row seats are rearward facing is a North American industry-first. These seats also allow for easier entry and exit or placement of a child in a car seat.

Stow-in-Floor Seating

As seen on the Chrysler minivans, we were the first to offer second and third row seats that stow in the floor.

Stand Up™ Seat

The  Stand Up™ seating solution provides Best-in-Class ingress/egress space into the second or third row. The intuitive and low-effort actuation only requires the use of one hand.

PureFit™ - Multi-Material Mold-In-Place™ Process

PureFit™ is a smart manufacturing method that enables a novel and efficient styling strategy. It offers limitless cloth, leather and vinyl pattern options with a common foam tool.

Some of the technologies and processes used in the manufacture of seating and seat components include traditional “cut and sew” technology as well as our patented Mold-In-Place™ Technology.

We also participate in a number of seating-related joint ventures and equity interests.

Exterior Systems

We design, engineer and manufacture various exterior components and systems for the global automotive industry.

Capabilities

Front and Rear End Fascia Systems

•                  Front and Rear Fascias

•                  Energy Management Systems

•                  Front and Rear End Modules

Greenhouse and Sealing Systems

•                  Backlite Moldings

•                  Belt and Windshield Moldings

•                  Decklid and Pillar Appliques

•                  Door Surround Moldings

•                  Roof Drip Moldings

•                  Cowl Screens

•                  Window Surround Modules

•                  Door Seals

•                  Inner and Outer Belt Seals

•                  Glass Run Channels

•                  Side Door, Pop-Out Window and Liftgate Seals

•                  Complete Convertible Sealing Systems

•                  Backlites and Quarter Windows

Exterior Trim

•                  Body Side Moldings and Claddings

•                  Wheel Opening Moldings

•                  Rocker Panels

•                  Stone Guards and Mud Flaps

•                  Spoilers and Grilles

Vehicle Enhancement Packages

•                  Ground Effects

•                  Roof Racks

•                  Running Boards

Plastic Body Panels

•                  Vertical Body Panels

•                  Front and Truckside Fenders

•                  Door Panels & Quarter Panels

Engineered Glass

•                  PVC and RIM Encapsulation of Glass

•                  Horizontal & Vertical Power Sliding Windows

•                  Flush Sunroof™ System

•                  Moveable Quarter & Vent Modules

Customer Base

Aston Martin, BMW, Chrysler, Daimler, Ford (including Mazda), GAZ, General Motors, Honda, Hyundai-Kia, Isuzu, MAN Trucks, Mitsubishi, Porsche, Renault-Nissan, Tata Motors, Toyota, Volkswagen and their respective operating divisions and subsidiaries.

Innovations

Front and Rear End Modules (FEM/REM)

Carrier panel innovations have enabled us to integrate bumpers, cooling, and lighting systems into our FEMs. These innovations have resulted in the award of several programs.

Composite Body Panel

The Reinforced Reaction Injection Molding (RRIM) urethane technology provides the ability to create lightweight, durable, exterior body panels, in complex shapes, with low customer investment.

Composite Liftgate

Light-weight vehicles have “opened the door” to our composite light-weight liftgate modules. Innovations in this area provide customers investment savings and assembly efficiencies.

Window Surround Systems

These modules are engineered and manufactured as a single component to fulfill functional and design requirements while reducing costs. Benefits include improved sealing that reduces wind, noise, window cranking efforts and buzz, squeak and rattle.

We utilize a number of different technologies in connection with these products, including: molding technologies, such as injection molding, structural reaction injection, reaction injection, compression and thermoset molding; metal forming processes, such as metal stamping, roll forming, tube forming and stretch bending; extrusion processes, such as co-extrusion, thermoset and thermoplastic extrusion; and finishing processes, including painting, hardcoating, chrome plating, vacuum metallization and anodizing. In addition to our primary manufacturing capabilities in this product area, we also perform some second stage vehicle assembly work for specialty vehicle production programs.

Roof Systems

We design, engineer and manufacture vehicle roof systems for the global automotive industry.

Capabilities

Retractable Hard Tops

Our retractable hard tops are fully automatic with electro-hydraulic actuation modules offering multiple system-level options to meet consumer demands.

Soft Tops

Soft tops contain aluminum die cast and magnesium die cast components. Roof module systems may also include structural, safety, and appearance items.

Panoramic Roofs

Sliding roof systems are designed with optimal kinematics for storage of the moveable glass top. We supply assembly-ready modules with all basic controls in a single complete system, including wind deflector.

Removable Hard Tops

Offering transparent and painted variations. Riveted stamped technique helps ensure extended durability.

Other Roof Systems

Including composite roof panels and polycarbonate removable roof panels.

Vehicle Integrated Cargo Carrier

This unique and easy to use bicycle or cargo carrier is fully integrated in the body-in-white and rear fascia and is available as an automobile manufacturer option.

Customer Base

Chrysler, Daimler, Fiat, General Motors, Renault-Nissan, Porsche and PSA Peugeot Citroën, as well as their respective operating divisions and subsidiaries.

Innovations

•                  First mass produced Retractable Hard Top.

•                  First Three-Piece Retractable Hard Top offered.

•                  Introduction of the first Soft Top with Fin and Bullet exterior appearance.

•                  Designed the World’s Only Sports Utility Vehicle with a Powered Soft Top.

•                  Complete Roof Modules which include: Roll Bars, Restraints, Top Stowage Well, Class A Panels and Vehicle Structural Members.

Processes employed in our roof systems operations include textile cut and sew, as well as assembly.

Powertrain Systems

We design, engineer and manufacture powertrain systems and components for the global automotive industry.

Capabilities

Fluid Pressure and Controls

•                  Integrated Front Engine Cover Modules

•                  Engine Water and Oil Pumps

•                  Transmission Oil Pumps

•                  Vacuum Pumps

•                  Water Management Components

•                  Mass Balancer Systems

Stamping

•                  Clutch Modules

•                  Clutch Housings

•                  Flexplates

•                  Front End Accessory Drive Components

Driveline

•                  Transfer Cases

•                  Torque Vectoring Devices

•                  AWD Coupling Systems

•                  Hybrid AWD and 4WD Modules

•                  Rear Drive Modules (RDM)

•                  Electronic Limited Slip Differentials (eLSD)

•                  Front and Rear Axle Drives

•                  Power Take Off Units (Hypoid Gear Sets)

•                  ePOWERTRAIN modules (Hybrid/EV)

Chassis Controls

•                  Actuators including System Controls

•                  Steering Actuators

•                  Electric Parking Brake

Engineering Services and System Integration

•                  System Integration

•                  Engine and Drivetrain Engineering

•                  Commercial Vehicle Engineering

•                  Testing and Simulation Services

•                  Load Data Acquisition

•                  NVH (Noise, Vibration & Harshness) Analysis

•                  Engineering Software Tools Development

•                  Software Development for Mechatronic Systems

Customer Base

BMW, Chrysler, Daimler, Fiat, Ford, GAZ, General Motors, Honda, Huatai Automobile, Hyundai-Kia, Porsche, PSA Peugeot Citroën, Renault-Nissan, Shanghai Automotive, SsangYong Motors, Tata Motors, Tianjin FAW Xiali Automotive, Toyota, Volkswagen and their respective operating divisions and subsidiaries.

Innovations

Electric Rear Axle Steering

The Rear Active Steering application enables vehicle developers to reinforce driving safety while improving vehicle dynamics and reducing turning radius.

One Piece Flexplates

The one piece flexplate adopts a patented forming process that allows for manufacturing of a gear out of sheet metal.

Electronic Limited Slip Differential (eLSD)

Traditional passive limited slip differentials restrict the amount of torque transfer from wheel to wheel by their reactive mechanical actuation. The eLSD allows for active/continuous torque transfer management for significantly improved vehicle dynamics.

Torque Vectoring Devices

The torque vectoring gear set and clutch apply system provides precise torque and speed transfer from wheel to wheel across the axle to improve vehicle handling during aggressive cornering maneuvers.

High Efficiency Vacuum Pump

Standard reciprocating piston and multiple vane vacuum pumps are used to provide a vacuum source for brake system requirements in diesel engines. Our High Efficiency Vacuum Pump consumes less power and is a lower cost, lighter weight solution compared to other vacuum pumps.

Variable Displacement Engine Oil Pump

The variable displacement engine oil pump moves less oil through the engine when it is not needed, thereby putting less resistance on the engine and improving fuel economy.

ePOWERTRAIN Modules

A turn-key solution that provides the automobile manufacturer with a complete powertrain module (motor, inverter and gearbox) with an integrated parking pawl system.  Allowing the automobile manufacturer to concentrate on the vehicle integration and energy storage systems.

We employ a variety of different manufacturing capabilities and processing technologies in our powertrain operations, including metal die-forming, flow-forming, stamping and spinning, synchronous roll-forming, die-spline rolling, precision-heavy stamping, fineblanking, aluminum die casting and precision machining, magnesium machining, plastic injection molding and plastic welding, soft and hard processing of gear wheels and shafts, rotary swaging, hardening, laser welding, automated assembly and end-of-line testing.

We conduct some of our powertrain operations through joint ventures, including the following material partnership:

•                  our 76.8% partnership interest in the Litens Automotive Partnership, a joint venture with members of its senior management, which is a leading supplier of highly-engineered drive system products, including accessory and timing belt drive tensioner products and systems, overrunning alternator decoupler assemblies, idler and crankshaft pulley assemblies and tubular drive shaft assemblies, with divisions in North America (Canada), Europe (Germany) and Rest of World (China and Brazil).

Vision Systems

We design, engineer and manufacture vision glass systems for the global automotive industry.

Capabilities

Interior Mirrors (Prismatic and Electrochromic)

•                  Compass, Temperature and Lighting

•                  Microphones and OnStar

•                  Telematics

•                  Display-on-Demand

•                  Electronic Toll Collection

Exterior Mirrors

•                  TurnSignalTM Mirror

•                  PowerExtendTM and PowerFoldTM Technology

•                  Frameless Electrochromic Mirror

•                  Ground Illuminator™ Mirror

Actuators

•                  HVAC

•                  PowerFold™

•                  PowerExtend™

•                  Glass Movement

•                  Active Bend Lighting

Electronic Vision Systems

•                  ReversAidTM and VideoMirror™

•                  Side Blind Zone Assist

•                  Lane Change Assist

Customer Base

BMW, Chery Automobile, Chrysler, Daimler, Ford, General Motors, Great Wall Motor Company, Hafei Automobile, Honda, Hyundai-Kia, PSA Peugeot Citroën, Renault-Nissan, Subaru, Suzuki, Tata Motors, Toyota, Volkswagen and their respective operating divisions and subsidiaries.

Innovations

VideoMirror™

A full-color display screen provides information to the driver. Options range from backup displays, such as ReversAid™, to turn-by-turn navigation.

Added-Feature Modular Mirrors

Added-feature modular mirrors can incorporate a broad array of added electronic features. We offer both prismatic and electrochromic interior added-feature mirrors tailored to any customer specification.

FrameLess™ Exterior Electrochromic Mirrors

The FrameLess™ electrochromic mirror gives the driver a wide field of view. Instead of a plastic bezel or coloured perimeter band, the complete area surrounding the edge is reflective, giving a more stylish and modern appearance.

Processes used in the manufacture of our vision products include injection molding, painting and assembly.

Electronic Systems

We design, engineer and manufacture electronic components and systems for the global automotive industry.

Capabilities

Driver Assistance & Safety Systems

•                  Image Vision Systems

•      Rear View Camera

•      185° Crossing Traffic Camera

•      360° Panorama Vision

•      Japan View

•      Object Detection

•                  Machine Vision Systems

•      Intelligent Headlamp Control (IHC)

•      Lane Departure Warning (LDW)

•      Lane Keep Assist

•      Traffic Sign Recognition

•      Forward Collision Warning

•      Blind Spot Detection

•                  Ultrasonic Sensors

•      Park Distance Control

•      Auto Park

•      Object Detection

•                  Infrared Sensors

•      Object Detection

•                  Radar Systems

•      Adaptive Cruise Control

•      Blind Spot/Crossing Traffic Detection

•                  Active Pedestrian Protection

•      Sensor/Actuator System

Intelligent Power Systems (Smart Actuator)

•                  Smart Actuators

•                  Motor Controller

•                  Relays

Intelligent Power Systems (E-Vehicle)

•                  Electronic Propulsion Systems

•                  Energy Systems

Engine Electronics & Liquid Sensors

•                  Glow Plug Control Units

•                  Liquid Level Sensors

Industrial Products

•                  Joysticks

•                  Fork Lift-Truck Electronical Units

Body Systems and Human-Machine Interface (HMI)

•                  Body Controller

•                  Consoles and Displays

•                  Displays for Industrial Products

•                  Trailer Module

•                  Mirror Electronics

•                  Humidity Sensors

Lighting Systems

•                  Headlamps

•                  Rear Lamps

•                  Interior Lighting

•                  Signal Lighting

Customer Base

BMW, Chrysler, Daimler, Fiat (including Iveco), Ford, General Motors, Honda, PSA Peugeot Citroën, Renault-Nissan, Tata Motors, Toyota, Volkswagen and their respective operating divisions and subsidiaries.

Innovations

Vision Platform/Rear Facing Camera System

This rear facing camera system assists in parking and reverse direction visibility by reducing the blind zone behind vehicles. It can be used in combination with our VideoMirror™, center control display or navigation system.

Forward Facing Vision System

The forward-facing vision enhancing system automatically controls high/low beam switching and detects traffic lanes and road edges to provide a warning upon unintentional departure or drifting.  Our IHC/LDW systems operate together using a single camera and hardware platform. Future additional applications such as traffic sign recognition (TSR) can be easily integrated in a one-box design.

Smart Actuator

Electronic Control Units and Brushless DC-motors merge to create subsystems used in several applications including, engine cooling fans, electronic parking brakes, power liftgates, transfer case control modules. The Brushless DC Cooling Fan is composed of a high efficiency compact motor with integrated sensorless motor drive electronics.

Closure Systems

We engineer and manufacture closure systems for the global automotive industry.

Capabilities

Door Modules

•                  Composite Door Modules

•                  Sealed Modules

•                  Hardware Trim Modules

•                  Integrated Trim Modules

•                  Liftgate and Tailgate Modules

•                  Mid-Door Modules

Window Systems

•                  Dual Rail Cable and Drum Systems

•                  Single Rail Cable and Drum Systems

•                  Arm and Sector Systems

•                  Quarter Systems

•                  Rear Window Systems

•                  Obstacle Detection

Power Closure Systems

•                  Power Sliding Doors

•                  Power Liftgates

•                  Integrated Electronic Software

•                  Obstacle Detection

Latching Systems

•                  Side Door Latches

•                  Sliding Door Latches

•                  Liftgate Latches

•                  Hood Latches

•                  Tailgate, Decklid Latches

•                  Actuator Assemblies

Handle Assemblies

•                  Exterior and Interior Handles

•                  Passive Keyless Entry

•                  Dual Finish Handles

Driver Controls

•                  Adjustable Pedals

•                  Fixed Pedals

•                  Park Brakes

Customer Base

BMW, Chrysler, Daimler, Fiat, Ford, GAZ, General Motors, Honda, Mitsubishi, Renault-Nissan, South East Automobile, Tata Motors, Volkswagen and their respective operating divisions and subsidiaries.

Innovations

Composite Door Module

The composite module is a sealed module with several integrated parts including the window regulator, handle, wire harness and door latches.

Power Liftgate and Power Sliding Doors

We were the first to market with a Power Liftgate System, which was developed in conjunction with Chrysler. Today’s models feature obstacle detection systems with improved vehicle integration.

Latching Systems

We manufacture an integrated cinching side door latch that is quiet and functional while having features that can be added or removed, such as power or manual child locks.

The primary processes used in our closures operations are light stamping and assembly.

Tooling, Engineering and Other

We design, engineer and manufacture tooling for our own use, as well as for sale to our customers. Additionally, we provide engineering support services, independent of particular production programs on which we may have production sales.

RESEARCH AND DEVELOPMENT

We have historically emphasized technology development and have a policy, embodied in our Corporate Constitution, to allocate a minimum of 7% of our Pre-Tax Profits (as defined in the Corporate Constitution) for each financial year to research and development during that financial year or the next succeeding financial year. We have historically exceeded this 7% threshold.  See “ITEM 8. CORPORATE CONSTITUTION – Research and Development”.

Our past development activities have resulted in a number of new and improved manufacturing processes and proprietary products, including the innovations discussed above. We expect that our involvement in the development of manufacturing technology and product technology in cooperation with automobile manufacturers will increase as automobile manufacturers further involve automotive suppliers in the vehicle development process.

MANUFACTURING AND ENGINEERING

Facilities

As at December 31, 2008, we had the following manufacturing and product development, engineering and sales facilities:

Geographic Region	Manufacturing	Product Development, Engineering and Sales
North America	128	31
Europe	87	37
Rest of World	25	18
Total	240	86

Our manufacturing facilities occupied approximately 45.2 million square feet, of which approximately 51% was leased from MI Developments, 20% was owned by us and the remaining 29% was leased from third parties.   Most of our manufacturing facilities maintain an in-house tooling capability with a staff of experienced tool and die makers.  As production becomes more automated, the size and potential production capacity of our typical facility increases.  We are operating many of our manufacturing facilities on a multi-shift basis.

Our product development and engineering facilities occupied approximately 3.1 million square feet, of which approximately 57% was leased from MI Developments, 8% was owned by us and the remaining 35% was leased from third parties.

Leases typically have terms of five years or more with options to renew.

Key Commodities

We purchase our key commodities to the extent possible from domestic suppliers in the jurisdictions in which we do business.  Factors such as price, quality, transportation costs, warehousing costs, availability of supply and timeliness of delivery have an impact on the decision to source from certain suppliers.  In the past, we have purchased key commodities offshore when shortages of materials, such as certain high quality grades of steel, have occurred. Prices for certain key commodities used in our parts production, particularly steel, resins and paints/chemicals, have fluctuated throughout 2008 and, in some cases, are at elevated levels compared to earlier this decade. More than half of our steel is acquired through resale programs operated by automobile manufacturers, which do not expose us to steel price increases, and the balance is acquired through spot, short-term and long-term contracts. To date, we have not experienced any significant difficulty in obtaining supplies of parts, components or key commodities for our manufacturing operations. We do not carry inventories of either key commodities or finished products significantly in excess of those reasonably required to meet production and shipping schedules.

HUMAN RESOURCES

As at December 31, 2008, we employed approximately 74,350 people as follows:

Region	Number of Employees
North America	40,550
Europe	28,600
Rest of World	5,200
Total	74,350

Human Resource Principles

Employee Equity Participation and Profit Sharing Program

Since 1975, we have maintained an employee equity and profit participation program to foster participation in profits and share ownership by our eligible employees.  Our Corporate Constitution requires that 10% of our employee pre-tax profits before profit sharing (as defined in our Corporate Constitution) for a fiscal period be allocated to (i) the employee equity participation and profit sharing plan, (ii) contributions to a company pension plan, or  (iii) a cash distribution to eligible employees.  See “ITEM 8. CORPORATE CONSTITUTION – Employee Equity Participation and Profit Sharing Programs”.

Management Incentive Compensation

We believe that profit participation motivates members of management.  Accordingly, our core management compensation structure consists of a base salary, which is generally at or below base salaries for comparable positions within an appropriate comparator group of North American companies which have global businesses, that are not generally increased on an annual basis, as well as an annual variable incentive bonus directly tied to our profits, and long-term incentives.  Our Corporate Constitution provides that aggregate profit participation (annual variable incentive bonuses) paid and payable to Corporate Management (as defined in the Corporate Constitution) in respect of any financial year must not exceed 6% of our Pre-tax Profits Before Profit Sharing (as defined in the Corporate Constitution) for that financial year.  See “ITEM 8. CORPORATE CONSTITUTION – Incentive Bonuses; Management Base Salaries”. In recognition of the extraordinary and uncontrollable industry, economic and market conditions that existed in 2008 and that have continued into 2009, our Corporate Governance and Compensation Committee determined to make certain adjustments to executive compensation on a “one-time” basis for 2008 and 2009. For a detailed discussion of these changes, see “2008/2009 Changes to Executive Compensation Program” in our Management Information Circular/Proxy Statement dated March 27, 2009.

Employee’s Charter

We are committed to an operating philosophy based on fairness and concern for people.  This philosophy is part of our “Fair Enterprise” culture in which employees and management share in the responsibility to help ensure our success.  Our Employee’s Charter embodies this philosophy through the following principles:

•                 Job Security – Being competitive by making a better product for a better price is the best way to enhance job security.  We are committed to working together with our employees to help protect their job security.  To assist in this regard, we provide job counseling, training and employee assistance programs to our employees.

•                 A Safe and Healthful Workplace – We strive to provide our employees with a working environment which is safe and healthful.

•                 Fair Treatment – We offer equal opportunities based on an individual’s qualifications and performance, free from discrimination or favouritism.

•                 Competitive Wages and Benefits – We provide our employees with information which enables an employee to compare his/her total compensation, including total wages and total benefits, with those earned by employees of our competitors, as well as with other plants in the communities in which our plants are located.  If total compensation is not competitive, wages are adjusted.

•                 Employee Equity and Profit Participation – We believe that every one of our employees should share in our financial success.

•                 Communication and Information – Through regular monthly meetings between management and employees and through publications, we provide our employees with information so that they know what is going on in the company and in the industry.

•                 Employee Hotline – Should any of our employees have a problem, or feel the foregoing principles are not being met, we encourage them to call the Hotline or use self-addressed Hotline envelopes to register their complaints.  Employees do not have to give their names, but if they do, it is held in strict confidence.  Hotline investigators (who are independent from divisional management) answer an employee’s call.  The Hotline is committed to investigating and resolving all concerns or complaints and must report the outcome to our global human resources department.

•                 Employee Relations Advisory Board – The Employee Relations Advisory Board is a group of people who have proven recognition and credibility relating to humanitarian and social issues.  This Board monitors, advises and ensures that we operate within the spirit of our Employee’s Charter and the principles of our Corporate Constitution.

Human Resource Policies

In furtherance of our commitment to fairness, as demonstrated in our Employee’s Charter, we have established Fairness Committees in most of our North American and in many European manufacturing facilities which enable employees at such facilities to have many of their concerns resolved by a committee comprised of both management and employees.  Most of our North American manufacturing facilities also have an Employee Advocate who works with our employees and management to ensure that any concerns that arise in the workplace are addressed quickly and in accordance with our Employee’s Charter, Corporate Constitution and operating principles.  Employee Advocates can only be removed if more than 65% of the shop floor employees at the applicable division vote to remove him or her through a periodic secret ballot vote.

We have established many employee communication programs, such as monthly divisional employee meetings, continuous improvement team meetings, an employee hotline and employee opinion surveys to help ensure employee involvement and feedback.  In addition, we maintain a 100 acre recreational park within 20 miles of most of our Toronto-area facilities for use by our employees and their families.

In addition to the employee equity participation and profit sharing programs discussed under “Human Resource Principles”, we maintain a group registered retirement savings plan in Canada and a 401(k) plan in the United States whereby we partially match employees’ contributions made through payroll deductions.  These plans complement the employee equity participation and profit sharing programs and are designed to assist employees in providing replacement income for retirement.  The pension plans that commenced in January 2001 for certain Canadian and U.S. employees were closed to new participants as of January 1, 2005.

Labour Relations

We believe that we maintain positive relations with our employees and, where applicable, with the unions representing the employees at certain of our automotive divisions.

Employees of our Integram Windsor facility are covered by a collective agreement with the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW).   Employees of our Integram St. Louis, Excelsior Springs, Lordstown, Shreveport, Techcraft, and New Process Gear divisions are represented in the United States by the International Union, United Automobile Aerospace and Agricultural Workers of America (UAW).  The forms of collective agreements negotiated with the CAW and the UAW recognize our unique operating philosophy, including our Employee’s Charter and fundamental Fair Enterprise principles.  Most of these agreements recognize the need for wages and benefits to be competitive with companies we compete with for business, rather than those paid by our customers’ vehicle assembly operations.  One of the key features of these agreements is the commitment that there will be no strikes or lock-outs during the life of such agreements.

Employees at a number of our divisions in Mexico and the United Kingdom are currently covered by collective bargaining agreements with various unions in these jurisdictions.  Certain of our other European employees are covered by national industry-wide agreements relating to compensation and employment conditions and are members of in-house employees’ associations or trade unions.

From time to time, various unions seek to represent groups of our employees and, as a result, we may become party to additional collective agreements in the future.

Framework of Fairness Agreement

On October 15, 2007, we announced that we had entered into the Framework of Fairness Agreement (“FFA”) with the CAW.  The FFA is a set of principles which balance the needs of employees and the needs of business to be competitive. The FFA is being introduced to our employees over a period of several years and they will have the opportunity to vote at the plant level on whether to approve a new contract under its terms and conditions and join the CAW. If a majority of workers in a facility vote in favour, then that plant will be covered by a new Magna-CAW national collective agreement.

The key terms and conditions of the FFA include:

•                  preservation of our Fair Enterprise culture and operating principles, including the sharing of our financial success through equity ownership, as set out in our Corporate Constitution and Employee’s Charter;

•                  comprehensive no strike, no lock-out provisions with unresolved collective bargaining issues being settled through final offer selection arbitration;

•                  progressive concern resolution and plant representation mechanisms that preserve our Open Door Process, Fairness Committees, Employee Advocates and the Employee Hotline;

•                  competitive wage and benefit principles consistent with our Employee’s Charter;

•                  a concept tying annual wage adjustments to a manufacturing inflationary index, plant specific performance measures and competitive considerations;

•                  secret ballot voting on workplace issues; and

•                  depoliticization of the workplace and labour-management relations.

As of March 17, 2009, employees of our Windsor Modules division of our Closures group and of our Qualtech and Mississauga Seating divisions of our Seating group are covered by the Magna-CAW national collective agreement under the FFA.

COMPETITION

We face numerous sources of competition in the markets in which we operate, including from automobile manufacturers, other outside automotive suppliers and numerous other suppliers in which one or more automobile manufacturers may have direct or indirect investments.  We believe that there are a number of automotive suppliers that can produce some of the components, assemblies, modules and systems that we currently produce. Some of our competitors may have greater technical or marketing resources than we do and some of them may be dominant in markets in which we operate, however, we are the only automotive supplier with product capabilities spanning every major area of a vehicle. We believe that this breadth of capabilities, combined with our strong balance sheet, corporate culture, customer relationships and other factors provide us with an important competitive advantage.

The basis on which automobile manufacturers select automotive suppliers is determined by a number of factors, including price, quality, service, historical performance, timeliness of delivery, proprietary technologies, scope of in-house capabilities, existing agreements, responsiveness to the customer, the supplier’s overall relationship with the automobile manufacturer, the degree of available and unutilized capacity or resources in the manufacturing facilities of the automobile manufacturer, collective bargaining agreement provisions, labour relations issues, financial strength and other factors. The number of competitors that are solicited by automobile manufacturers to bid on any individual product has been reduced in many cases and we expect further reductions as a result of current economic conditions and as automobile manufacturers follow through on their stated intentions of dealing with fewer suppliers and rewarding those suppliers with earlier and deeper involvement.

SALES AND MARKETING

Sales Offices

We sell our products directly to automobile manufacturers located in North America through sales offices located in Canada and the United States.  Additionally, we sell directly to automobile manufacturers located in Europe through sales offices located primarily in Austria, Germany, the United Kingdom, France, Italy, Mexico, Sweden and Russia.  Our sales to automobile manufacturers in Rest of World are made with the assistance of representative offices in Japan, China, South Korea, Brazil, India and Thailand.  The various internal operating divisions and subsidiaries of the automobile manufacturers normally initiate many of their own purchasing decisions. As a result, an automobile manufacturer may effectively constitute multiple customers, although this is changing as automobile manufacturers are increasingly seeking to source global platforms.

Purchase Orders

Our sales are generated through customer requests to quote on particular products, including parts, components and assemblies, and the tools and dies to produce parts.  Purchase orders for our products are typically for one or more models, and typically extend over the life of each model, which is generally four to seven years.  However, purchase orders issued by our automobile manufacturer customers typically do not require them to purchase any minimum number of our products.  Releases under such purchase orders, which authorize us to supply specific quantities of products, are issued for planning, raw material and production purposes typically over a one to four month period in advance of anticipated delivery dates.  The actual number of products that we supply under purchase orders in any given year is dependent upon the number of vehicles produced by the automobile manufacturers of the specific models in which those products are incorporated.

It has been our experience that once we receive purchase orders for products for a particular vehicle model or program, we will usually continue to supply those products until the end of that model or program.  However, automobile manufacturers could cease sourcing their production requirements from us for a number of reasons, including if we refuse to accept demands for price reductions or other concessions.  We have also obtained new business from our customers and may obtain business on a “takeover” basis from our competitors.

ENVIRONMENTAL MATTERS

Health, Safety and Environmental Policy

We are subject to a wide range of environmental laws and regulations relating to air emissions, soil and ground water quality, wastewater discharge, waste management and storage of hazardous substances.  We aim to be an industry leader in environmental compliance with the intention to prevent pollution by reducing the impact of our operations on the environment and through technological innovation and process efficiencies. In furtherance of this aim, our Health, Safety and Environmental Policy commits us to:

•                 complying with, and exceeding where reasonably possible, all applicable health, safety and environmental laws, regulations and standards in all of our operations and conforming to our internal standards based on generally accepted environmental practices and established industry codes of practice;

•                 regularly evaluating and monitoring past and present business activities impacting upon health, safety and environmental matters;

•                improving upon the efficient use of natural resources, including energy, minimizing waste streams and emissions, and implementing effective recycling in manufacturing operations, in each case, through the use of locally set continuous improvement targets;

•                utilizing innovative design and engineering to reduce the environmental impact of our products during vehicle operation and at end of life;

•                ensuring that a systematic review program is implemented and monitored at all times for each of our operations, with the goal of continual improvement in health, safety and environmental matters; and

•                 ensuring that adequate reports on health, safety and environmental matters are presented to our Board of Directors on an annual basis, at a minimum.

A Health and Safety and Environmental Committee of our Board of Directors assists in overseeing our handling of health, safety and environmental issues and annually reviews our Health, Safety and Environmental Policy.  This Committee operates pursuant to a written charter, the text of which is located in the Corporate Governance section of our website (www.magna.com).

Environmental Compliance

Certifications

As part of our commitment to environmental compliance, we are also compliant with ISO 14001 standards where appropriate.  As of December 31, 2008, 164 of our manufacturing facilities were ISO 14001 certified, with two of our European facilities registered to the European Commission’s Eco-Management and Audit Scheme (EMAS).

Industrial Emissions

We operate a number of manufacturing facilities that use environmentally sensitive processes and hazardous materials. Our manufacturing facilities are subject to a program of regular third party and internal  environmental  compliance audits or inspections. We believe that all of these operations meet, in all material respects, applicable governmental standards for waste handling and emissions.  Notwithstanding this compliance, we have in the past and may in the future experience complaints regarding some of our manufacturing facilities from neighbouring parties. In the past, such complaints have been addressed by open dialogue with relevant stakeholders and, where appropriate, manufacturing process adjustments.  In addition, facilities have in the past and may in the future receive a notice of violation or similar communication from local regulators during routine reviews. We have in the past and will continue in the future to address any such notices promptly. Further, in spite of generating and disposing of hazardous wastes in full compliance with the regulations, a waste generator (manufacturing facility) can be named as a Potentially Responsible Party (“PRP”) if a U.S.-based waste handling or disposal facility used by the manufacturing facility goes bankrupt, or is otherwise unable to clean up any contamination associated with its operation. Costs associated with being a PRP could be material depending upon the site conditions and the number of participating PRPs.  In order to mitigate this risk, we require each of our facilities to ensure that any waste haulers or disposal facilities that they use carry pollution liability insurance in addition to being appropriately licensed.

We are also subject to environmental laws requiring investigation and clean-up of environmental contamination.  From time to time, our operations and properties become the subject of inquiries or investigations of environmental regulators.  We are in various stages of investigation or clean-up at our manufacturing facilities where contamination has been alleged or identified. These stages include performing periodic soil and groundwater sampling, determining the most appropriate corrective action approach for remediating the contamination and obtaining regulatory approval of such approach, performing the remediation and monitoring the status of our remediation. Estimating environmental clean-up liabilities is complex and heavily dependent on the nature and extent of historical information and physical data about the contaminated site, the complexity of the contamination, the uncertainty of which remedy to apply and the outcome of discussions with regulatory authorities relating to the contamination.  To date, the aggregate costs incurred in complying with environmental laws and regulations, including the costs of clean-up and remediation, have not had a material adverse effect on us. However, changes in these government laws and regulations are ongoing and may make environmental compliance, such as emissions control and waste disposal, increasingly expensive. In 2008, we spent approximately $2.1 million on environmental clean-up and remediation costs and currently estimate similar expenditures for 2009.

We are subject to environmental laws and regulations both as tenant and owner of our properties.  The majority of our automotive real estate is leased from MI Developments.  Our leases with MI Developments generally provide that we, as tenant, must maintain the leased properties in accordance with all applicable laws, including environmental laws.  We are also responsible for removing all hazardous and toxic substances when and as required by applicable laws and, in any event, prior to the termination of our occupation of the leased properties.  This applies whether or not the contamination occurred prior to our use of the leased properties, unless it was not caused or exacerbated by our use.  Our leases generally also contain indemnities in favour of MI Developments with respect to environmental matters, and those indemnities expire after a specified period of time following the termination of the leases.

Greenhouse Gas Emissions

We anticipate increased regulatory activity related to greenhouse gas emissions from operations, particularly in North America, including increased mandatory reporting, as well as potential future reduction targets. The time frame and expected target reductions have not been defined to date and are likely to be phased in over several years varying with jurisdiction and/or sector. Although our operations in various jurisdictions will have to meet any applicable regulatory targets for greenhouse gas reduction, our operations as a whole are not major emitters.  Accordingly, we do not currently anticipate that current or future regulatory targets for such reduction or future greenhouse gas emission caps would have a material adverse effect on our operations.

INTELLECTUAL PROPERTY

We own and use numerous patents and patent applications in connection with our operations.  We are also licensed to use patents or technology owned by others.  From time to time, claims of patent infringement are made by or against us.  None of the claims against us has had, and we believe that none of the current claims will have, a material adverse effect upon us.  While in the aggregate our patents and licenses are considered important in the operation of our business, we do not consider them of such importance that their expiry would materially affect our business.

RISK FACTORS

The industry we compete in and the business we conduct are subject to a number of risks and uncertainties.  These risks and uncertainties, together with certain assumptions, also underlie the forward-looking statements made in this Annual Information Form.  In order to fully understand these risks, uncertainties and assumptions, you should carefully consider the following risk factors in addition to other information included in this Annual Information Form.

Risks Relating to Our Industry and Operations

The continuation or worsening of current recessionary economic conditions could have a material adverse effect on our profitability and financial condition.

We are in the midst of a significant global recession. Current conditions are causing tremendous global economic uncertainty, thus subjecting us to significant planning risk with respect to our business. We cannot predict when the recession will end or what our prospects will be once the recession has ended and markets resume to more normal conditions. In addition, while we believe we have sufficient liquidity to survive the current recession, the recession may last longer and/or be more severe than we currently anticipate. The continuation of current economic conditions for an extended period of time or the worsening of such conditions could have a material adverse effect on our profitability and financial condition, including our ability to pay dividends.

The continuation of current levels of, or further declines in, automobile sales and production could have a material adverse effect on our profitability.

While the global automotive industry is cyclical and is currently experiencing a significant downturn, a number of characteristics of the current downturn have made it more severe than prior ones, including the disruption of global credit markets throughout 2008 and the corresponding reduction in access to credit, particularly for purposes of vehicle financing, the deterioration of housing and equity markets and the resulting erosion of personal net worth, all of which has led to extremely low consumer confidence, particularly in the U.S., which has a significant impact on consumer demand for vehicles. Automotive sales have dropped precipitously and accordingly production has been cut drastically in order to reflect the current, historically low level of demand for vehicles. The continuation of current or lower production volumes and sales levels for an extended period of time could have a material adverse effect on our profitability.

The bankruptcy of any of our major customers could have a material adverse effect on our profitability and financial condition.

In light of the continuing global recession and its pronounced impact on the automotive industry, governments in various countries have announced or provided financial assistance to automobile manufacturers. Governments have attached or may attach stringent conditions to this financial support, including conditions relating to specific restructuring actions such as plant rationalizations, labour reductions, sale or wind-down of vehicle brands, elimination of production and/or other cost-cutting initiatives. There is no assurance that government financial intervention in the automotive industry will be successful to prevent the bankruptcy of one or more automobile manufacturers. Since governmental financial intervention in the automotive industry is still at an early stage, it is not yet possible to assess the potential impact on us, however, the bankruptcy of any of our major customers could have a material adverse effect on our profitability and financial condition.

In addition, some of our traditional customers, particularly the “Detroit 3”, are currently at risk of insolvency. Notwithstanding any government assistance that has been or may be extended to any of our major customers, such customers may seek bankruptcy protection in order to restructure their business and operations. In February 2009, Saab filed for court supervised reorganization in Sweden. Since automobile manufacturers rely on a highly interdependent network of suppliers, the bankruptcy of an automobile manufacturer could have a “domino effect”, causing multiple supplier bankruptcies and thus the complete seizure of the automotive industry for a prolonged period of time, all of which would have a material adverse effect on our profitability and financial condition.

The financial distress of some of our suppliers as a result of current economic conditions and other factors could lead to significant supply chain disruptions and supplier bankruptcies or financial restructurings, which could have a material adverse effect on our profitability.

We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. Economic conditions, production volume cuts, intense pricing pressures and other factors have left many automotive suppliers in varying degrees of financial distress. The insolvency or bankruptcy of any such supplier could disrupt the supply of components to us or our customers, potentially causing the temporary shut-down of our or our customers’ production lines. Any prolonged disruption in the supply of critical components to us or our customers, the inability to re-source or insource production of a critical component from a financially distressed automotive components sub-supplier, or any temporary shut-down of one of our production lines or the production lines of one of our customers, could have a material adverse effect on our profitability. Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such supplier is not able to assume responsibility for such amounts, which could have an adverse effect on our profitability.

Our short-term profitability could be adversely affected by the costs associated with rationalization and downsizing of some of our operations.

In response to current industry conditions, it is likely that we may further rationalize some of our production facilities. In the course of such rationalization, we will incur further restructuring and/or downsizing costs related to plant closings, relocations and employee severance costs. Such costs could have an adverse effect on our short-term profitability. In addition, we are working to turn around financially underperforming divisions, however, there is no guarantee that we will be successful in doing so with respect to some or all such divisions.

We recorded significant impairment charges in recent years and could record additional impairment charges in the future which could have a material adverse effect on our profitability.

We recorded significant impairment charges related to future tax assets and fixed assets in recent years and may continue to do so in the future. The bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production contract could be indicators of impairment. In particular, at December 31, 2008 we determined that goodwill could potentially be impaired at our Powertrain North America operating unit. Our current best estimate is that goodwill is not impaired. However, to the extent that forward-looking assumptions regarding the impact of improvement plans on current operations, insourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes are not met, any resulting impairment loss could have a material adverse effect on our profitability.

Our failure to identify and develop new technologies and to successfully apply such technologies to create new products could have a material adverse effect on our profitability and financial condition.

We continue to invest in technology and innovation, including certain alternative-energy technologies which we believe will be integral in coming years. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products on a timely basis using such technologies will be a significant factor in our ability to remain competitive. If there is a shift away from the use of such technologies, our costs may not be fully recovered. In addition, if other technologies in which our investment is not as great or our expertise is not as developed emerge as the industry-leading technologies, we may be placed at a competitive disadvantage, which could have a material adverse effect on our profitability and financial condition.

Our inability to diversify our sales could have a material adverse effect on our profitability.

Although we supply parts to all of the leading automobile manufacturers, a significant majority of our sales are to five such customers, two of which are in need of further government assistance due to their financial condition. While we have diversified our customer base to some degree in recent years and continue our efforts to further diversify, particularly to increase our business with Asian-based automobile manufacturers, there is no assurance we will be successful. Our inability to successfully grow our sales to non-traditional customers could have a material adverse effect on our profitability.

The consequences of shifting market shares among vehicles could have a material adverse effect on our profitability.

While we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles (including shifts away from vehicles we assemble or shifts away from specific parts we produce) or the early termination, loss, renegotiation of the terms of, or delay in, the implementation of any significant production or assembly contract could have a material adverse effect on our profitability.

A reduction in outsourcing by our customers or loss of material production or assembly programs, combined with a failure to secure sufficient alternative programs could have a material adverse effect on our profitability.

We are dependent on the outsourcing of components, modules and assemblies, as well as complete vehicles, by automobile manufacturers. The extent of automobile manufacturer outsourcing is influenced by a number of factors, including relative cost, quality and timeliness of production by suppliers as compared to automobile manufacturers, capacity utilization, and labour relations among automobile manufacturers, their employees and unions. As a result of recent concessions granted by the UAW and CAW with respect to their collective bargaining agreements with the “Detroit 3” and potentially further reductions as contemplated by certain government support, as well as significant excess capacity at automobile manufacturer facilities, such automobile manufacturers may insource some production which had previously been outsourced. Outsourcing of complete vehicle assembly is particularly dependent on the degree of unutilized capacity at the automobile manufacturers’ own assembly facilities, in addition to the foregoing factors. A reduction in outsourcing by automobile manufacturers, or the loss of any material production or assembly programs coupled with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

Termination of a production purchase order by a customer could have an adverse effect on our profitability.

Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer’s annual requirements for a particular vehicle, instead of a specified quantity of products.  These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in us incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

We may not be able to successfully compete against suppliers with operations in emerging markets, which could have an adverse effect on our profitability.

Many of our customers have sought, and will likely continue to seek to take advantage of opportunities in emerging markets such as China, Russia, India, Thailand, Brazil and others. While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in emerging markets, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in emerging market countries carries its own risks associated with conducting business internationally as discussed below. The inability to quickly adjust our manufacturing footprint to take advantage of manufacturing opportunities in emerging markets could harm our ability to compete with other suppliers operating in or from such markets, which could have an adverse effect on our profitability.

We are exposed to a number of risks related to conducting business in foreign countries, some of which could have an adverse effect on our profitability.

We have or may establish foreign manufacturing, assembly, product development, engineering and research and development operations, including in Asia, Russia and Eastern Europe, Mexico, South America and Africa. International operations are subject to certain risks inherent in doing business abroad, including:

•                  political and economic instability;

•                  trade, customs and tax risks;

•                  currency exchange rates and currency controls;

•                  insufficient infrastructure;

•                  restrictions on exports, imports and foreign investment;

•                  increases in working capital requirements related to long supply chains; and

•                  difficulty in protecting intellectual property rights.

Expanding our business in emerging markets is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, any such occurrences could have an adverse effect on our profitability.

The failure of one or more major financial institutions could affect the amount of credit available to us or subject us to counterparty risk in connection with derivative transactions, which could significantly impact our financial condition.

Since September 2008, several major financial institutions have failed or required significant government intervention in order to prevent collapse. The turmoil in the financial sector has had a significant effect on the global economy, and has contributed to the current global recession. The failure of any major financial institutions could lead to further disruptions in capital and credit markets and could adversely affect our and our customers’ ability to access needed liquidity for working capital. In addition, in the event of a failure of a financial institution in which we invest our cash reserves, that is a counterparty in a derivative transaction or a lender to us, we face the risk that our cash reserves or amounts owing to us pursuant to derivative transactions may not be fully recoverable, or the amount of credit available to us may be significantly reduced. All of these risks could have a significant impact on our financial condition.

Significant long-term fluctuations in relative currency values could have an adverse effect on our profitability and financial condition.

Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions are not fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition and any sustained change in such related currency values could adversely impact our competitiveness in certain geographic regions.

Our failure to successfully identify, complete and integrate acquisitions could have a material adverse effect on our profitability.

We have completed a number of significant acquisitions in recent years and may continue to do so in the future. In those product areas in which we have identified acquisitions as critical to our business strategy, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and such failure could have a material adverse effect on our profitability.

The continuation or intensification of pricing pressures and pressure to absorb additional costs could have an adverse effect on our profitability.

Prior to the onset of the current global recession and industry downturn, we were under significant pricing pressure, as well as pressure to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by automobile manufacturers. These pressures are expected to continue, even after the industry begins to recover. The continuation or intensification of these pricing pressures and pressure to absorb costs could have an adverse effect on our profitability.

Warranty and recall costs could have a material adverse effect on our profitability and financial condition.

Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition if the actual costs are materially different from such estimates.

Our inability to mitigate our exposure to elevated commodities prices, as well as energy prices, could have a material adverse effect on our profitability.

Prices for key raw materials and commodities used in our parts production, particularly steel, resin and paints/chemicals, as well as energy prices, fluctuate and, in some cases, are at elevated levels compared to levels earlier this decade. We have attempted to mitigate our exposure to commodities price increases, however, to the extent we are unable to fully do so through hedging strategies, participation in customer-initiated programs to manage raw materials prices, such as steel resale programs, by engineering products with reduced commodity content, by passing commodity price increases to our customers or otherwise, such additional commodity costs could have a material adverse effect on our profitability.

Changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates could have a material adverse effect on our profitability.

Our effective tax rate varies in each country in which we conduct business. Changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates could have a material adverse effect on our profitability.

Our profitability may be materially adversely affected by our inability to utilize tax losses or because of tax exposures we face.

We have incurred losses in some countries which we may not be able to fully or partially offset against income we have earned in those countries. In some cases, we may not be able to utilize these losses at all if we cannot generate profits in those countries and/or if we have ceased conducting business in those countries altogether. Our inability to utilize material tax losses could materially adversely affect our profitability. At any given time, we may face other tax exposures arising out of changes in tax laws, tax reassessments or otherwise. To the extent we cannot implement measures to offset these exposures, they may have a material adverse effect on our profitability.

Legal claims against us could have a material adverse effect on our financial position.

From time to time, we may become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these claims, although it is difficult to predict final outcomes with any degree of certainty. At this time, we do not believe that any of the claims to which we are party will have a material adverse effect on our financial position, however, we cannot provide any assurance to this effect.

Unionization activities at some of our facilities could adversely affect our profitability.

The CAW and UAW unions have conducted organizing drives at certain of our divisions in the past, as a result of which we have concluded collective agreements covering employees at each of the facilities identified under “HUMAN RESOURCES – Labour Relations”.  We have entered into the Framework of Fairness Agreement with the CAW, pursuant to which employees at our Canadian facilities will have the opportunity to vote on whether to approve a new contract under the terms of the Framework of Fairness and join the CAW. We do not have a similar agreement with the UAW. We are unable to predict whether our employees at any of our non-unionized divisions will elect union representation in the future.  Increased unionization of our divisions may increase our costs, which could have an adverse effect on our profitability.

Work stoppages and other labour relations disputes could have an adverse effect on our profitability.

If our hourly workforce becomes more unionized, we may be subject to work stoppages and other labour disputes, except as prohibited by collective agreements entered into under the Framework of Fairness, which contain “no-strike, no lockout” provisions.  To date, we have not experienced any material work stoppages at our facilities, nor have we experienced any disputes with unions that have had a material effect on our operations.  However, future disputes with labour unions may not be resolved without significant work stoppages, which could have an adverse effect on our profitability.

A change in credit ratings assigned to us could impact our cost of borrowing which could have an adverse effect on our profitability.

The credit ratings currently assigned to us by DBRS and Standard & Poor’s, or that may in the future be assigned to us by other rating agencies, are subject to change in accordance with the criteria established by such rating agencies. There is no assurance that any rating assigned to us will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future. A downgrade in the credit ratings assigned to us by one or more rating agencies could increase our cost of borrowing or impact our ability to renegotiate loans made to us, which could have an adverse effect on our profitability and financial condition.

Significant changes in laws and governmental regulations could have an adverse effect on our profitability.

A significant change in the current regulatory environment in our principal markets could have an adverse effect on our profitability.  In particular, our profitability could be adversely affected by significant changes in the tariffs and duties imposed on our products, including significant changes to the North American Free Trade Agreement. Additionally, we could be adversely affected by changes in tax or other laws which impose additional costs on automobile manufacturers or consumers, or more stringent fuel economy and emissions requirements on manufacturers, of sport-utility vehicles, light trucks and other vehicles from which we derive some of our sales.

Environmental laws and regulations could have an adverse effect on our financial condition or profitability.

We are subject to a wide range of environmental laws and regulations relating to air emissions, wastewater discharge, waste management and storage of hazardous substances.  We are also subject to environmental laws requiring investigation and clean-up of environmental contamination and are in various stages of investigation and clean-up at our manufacturing facilities where contamination has been alleged.  Estimating environmental clean-up liabilities is complex and heavily dependent on the nature and extent of historical information and physical data relating to the contaminated sites, the complexity of the contamination, the uncertainty of which remedy to apply and the outcome of discussions with regulatory authorities relating to the contamination. In addition, these environmental laws and regulations are complex, change frequently and have tended to become more stringent and expensive over time. Therefore, we may not have been, and in the future may not be, in complete compliance with all such laws and regulations, and we may incur material costs or liabilities as a result of such laws and regulations significantly in excess of amounts we have reserved. To the extent that we incur liabilities or costs in excess of the amounts we have reserved in order to comply with environmental laws and regulations, such liabilities or costs could have an adverse effect on our financial condition or profitability.

Risks Related to Our Controlling Shareholder

We are controlled, indirectly, by the Stronach Trust.

Our business and affairs are controlled by M Unicar, which indirectly owns shares representing 100% of the votes attaching to our Class B Shares and approximately 66% of the votes attaching to all of our shares in aggregate. M Unicar’s shareholders consist of the Stronach Trust and certain members of our management.

M Unicar may be able to cause us to effect corporate transactions without the consent of our other shareholders.  M Unicar is also able to cause or prevent a change in our control.  Under present law, any offer to purchase our Class B Shares, whether by way of a public offer or private transaction and regardless of the offered price, would not necessarily result in an offer to purchase our Class A Subordinate Voting Shares. Accordingly, holders of our Class A Subordinate Voting Shares do not have a right to participate if a takeover bid is made for our Class B Shares.

The Stronach Trust, Frank Stronach and Belinda Stronach have interests in MI Developments and Magna Entertainment that could conflict with our interests.

Frank Stronach and Belinda Stronach, our Chairman and Executive Vice-Chairman, respectively, together with two other members of the Stronach family, are trustees and members of the class of potential beneficiaries of the Stronach Trust.  The Stronach Trust indirectly controls Magna.

The Stronach Trust controls MI Developments and, therefore, MEC through the right to direct the votes attaching to 66% of MI Development’s Class B Shares. Mr. Stronach also serves as the Chairman and a director of each of MI Developments and MEC as well as the Chief Executive Officer of MEC. Various land and buildings used in our operations are leased from MI Developments under operating lease agreements, which are effected on normal commercial terms.

Most of these leases were entered into while MI Developments was our wholly-owned subsidiary.  Any material lease, construction or other arrangements with MI Developments are reviewed and approved by our Corporate Governance and Compensation Committee in advance of any commitments by us or any of our subsidiaries.  Although we believe that the existing leases are on arm’s length commercial terms, there can be no assurance that independent parties negotiating at arm’s length would have arrived at the same terms.  As a result of the Stronach Trust’s interests in both Magna and MI Developments, there is a risk that any future decisions or actions taken by either of us regarding these leases (including with respect to renewals, amendments, disputes or enforcement proceedings) and any new leases may not be the same as if we operated on an arm’s length basis.

In 2006 and 2008, we acquired certain assets from MEC and in the first quarter of 2009, we entered into an agreement to purchase additional real estate property in Austria from MEC. For a description of these acquisitions, see “ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS – RECENT DEVELOPMENTS IN OUR BUSINESS”.

ITEM 4.  DIVIDENDS

Dividends Paid

Holders of our Class A Subordinate Voting Shares and Class B Shares are entitled to a pro rated amount of any cash dividends declared by our Board of Directors on these shares.  The following table sets forth the cash dividends we have paid on each of our Class A Subordinate Voting Shares and Class B Shares for the last three years:

Period	Payment Date	Record Date	Amount per Share
Calendar 2009 (to date)	March 23, 2009	March 12, 2009	$0.18
Calendar 2008	December 15, 2008	November 28, 2008	$0.18
	September 15, 2008	August 29, 2008	$0.36
	June 16, 2008	May 30, 2008	$0.36
	March 19, 2008	March 10, 2008	$0.36
Calendar 2007	December 14, 2007	November 30, 2007	$0.36
	September 14, 2007	August 31, 2007	$0.36
	June 15, 2007	May 31, 2007	$0.24
	March 23, 2007	March 13, 2007	$0.19
Calendar 2006	December 15, 2006	November 30, 2006	$0.38
	September 15, 2006	August 31, 2006	$0.38
	June 15, 2006	May 31, 2006	$0.38
	March 24, 2006	March 10, 2006	$0.38

We started paying cash dividends on our Class A Subordinate Voting Shares and Class B Shares (or their predecessors) on a quarterly basis in 1967.  We have declared cash dividends in respect of each of the last 70 quarters, up to and including in respect of the first quarter of 2009. The payment of future dividends and the amount thereof will be determined by our Board of Directors in accordance with our Corporate Constitution (see “ITEM 8.  CORPORATE CONSTITUTION – Dividends; Minimum Profit Performance”), taking into account earnings, cash flow, capital requirements, our financial condition and other relevant factors.

Dividend Reinvestment Plan (DRIP)

In 1994, we established a dividend reinvestment plan in which registered shareholders have the option to purchase additional Class A Subordinate Voting Shares by investing the cash dividends paid on their shares.

ITEM 5.  DESCRIPTION OF CAPITAL STRUCTURE

Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, 776,961 Class B Shares and 99,760,000 Preference Shares, issuable in series, all with no par value.  As of March 17,

2009, a total of 111,879,059 Class A Subordinate Voting Shares and 726,829 Class B Shares were outstanding.  The percentage of aggregate voting rights attached to our outstanding Class A Subordinate Voting Shares as of March 17, 2009 was approximately 33.9%.  No Preference Shares have been issued or are outstanding.

The following is a brief description of the significant attributes of our authorized share capital and is qualified in its entirety by reference to the detailed provisions in our charter documents.  See “ITEM 8. – CORPORATE CONSTITUTION” for additional terms and conditions relating to our authorized share capital.  The attributes of our Class A Subordinate Voting Shares, our Class B Shares and our Preference Shares are set out in our charter documents, which include our Corporate Constitution.

Class A Subordinate Voting Shares

The holders of our Class A Subordinate Voting Shares are entitled:

•                 to one vote for each Class A Subordinate Voting Share held (together with the holders of our Class B Shares, which are entitled to vote at such meetings on the basis of 300 votes per Class B Share held) at all meetings of our shareholders, other than meetings of the holders of another class or series of shares;

•                 to receive, on a pro rated basis with the holders of our Class B Shares, any dividends (except for stock dividends, as described below) that may be declared by our Board of Directors, subject to the preferential rights attaching to shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares; and

•                 to receive, after the payment of our liabilities and subject to the rights of the holders of our shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares, on a pro rated basis with the holders of our Class B Shares, all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

Class B Shares

The holders of our Class B Shares are entitled to:

•                 300 votes for each Class B Share held (together with the holders of our Class A Subordinate Voting Shares, which are entitled to vote at such meetings on the basis of one vote per share held) at all meetings of our shareholders, other than meetings of the holders of another class or series of shares;

•                 receive, on a pro rated basis with the holders of our Class A Subordinate Voting Shares, any dividends (except for stock dividends, as described below) that may be declared by our Board of Directors, subject to the preferential rights attaching to shares ranking in priority to our Class B Shares and our Class A Subordinate Voting Shares;

•                 receive, after the payment of all our liabilities and subject to the rights of the holders of our shares ranking in priority to our Class B Shares and our Class A Subordinate Voting Shares (including holders of our Preference Shares), on a pro rated basis with the holders of our Class A Subordinate Voting Shares, all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs; and

•                 convert our Class B Shares into our Class A Subordinate Voting Shares, on a one-for-one basis.

Stock Dividends

Our Board of Directors may declare a simultaneous dividend payable on our Class A Subordinate Voting Shares in Class A Subordinate Voting Shares and payable on Class B Shares in our Class A Subordinate Voting Shares or in Class B Shares.  No dividend payable in Class B Shares may be declared on our Class A Subordinate Voting Shares.

Preference Shares

Our Board of Directors may, without the approval of any of our shareholders, fix the number of shares in and determine the attributes of an individual series of Preference Shares and issue shares of such series from time to time.  The shares of each such series will be entitled to a preference over our Class A Subordinate Voting Shares and our Class B Shares, but will rank equally with our Preference Shares of every other series with respect to the payment of dividends and in the distribution of all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

Amendments to Share Provisions and Other Matters

The provisions attaching to our Preference Shares, to a series of our Preference Shares, to our Class A Subordinate Voting Shares and to our Class B Shares may not be deleted or varied without the approval of the holders of the class or series concerned.  In addition, no shares of a class ranking prior to or on a parity with our Preference Shares, our Class A Subordinate Voting Shares or our Class B Shares may be created without the approval of the holders of the class or each series of the class concerned.  Any approval required to be given must be given by of two-thirds of the votes cast by those present or voting at a meeting of the holders of the class or series concerned duly called for that purpose in addition to any other consent or approval required by law.

Neither our Class A Subordinate Voting Shares nor our Class B Shares may be subdivided, consolidated, reclassified or otherwise changed unless, contemporaneously therewith, the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

No Takeover Protection

Under present law, any offer to purchase our Class B Shares, whether by way of a public offer or private transaction and regardless of the offered price, would not necessarily result in an offer to purchase our Class A Subordinate Voting Shares.  Accordingly, holders of our Class A Subordinate Voting Shares do not have a right to participate if a takeover bid is made for our Class B Shares.

6.5% Convertible Debentures

As part of the privatization of Decoma, we assumed Decoma’s obligations in respect of its 6.5% Convertible Debentures in the principal amount of Cdn.$99,998,000 that mature on March 31, 2010.  These Convertible Debentures are convertible in whole or in part into our Class A Subordinate Voting Shares at a rate of Cdn. $91.19.  As a result, the principal amount of these Convertible Debentures is convertible into 1,096,589 of our Class A Subordinate Voting Shares.

Ratings

As of the date of this Annual Information Form, we have been assigned the following senior debt credit ratings:

Credit Rating Agency	Rating
DBRS	BBB (high)
Standard & Poor’s	BBB (negative)

Dominion Bond Rating Service’s rating of our senior debt is based on its long-term debt rating scale that ranges from “AAA” to “D”, which represents the range from highest to lowest credit quality of the long-term debt rated.   Long-term debt rated in the “BBB” rating category is in the fourth highest category of the relevant scale and is considered by Dominion Bond Rating Services to be of adequate credit quality.  “High” and “low” grades are used to indicate the relative standing of credit within a particular rating category.  The lack of one of these designations indicates a rating which is in the middle of the category, excluding the AAA and D categories for which the “high”, “middle” or “low” designations are not used.

Standard & Poor’s issuer credit rating is a current opinion of our overall financial capacity (i.e. credit worthiness) to pay our financial obligations in full and on time.  This credit rating is based on a rating scale that ranges from “AAA” to “D”, which represents the range from extremely strong capacity to meet financial obligations to a failure to pay one or more financial obligations when it came due. An issuer with a long-term issuer rating in the “BBB” rating category is in the fourth highest category of the relevant scale and is considered by Standard & Poor’s to have an adequate capacity to meet its financial commitments but that adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the issuer to meet its financial obligations than issuers in higher-rated categories. The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. The lack of one of these designations indicates a rating that is in the middle of the category.

Credit ratings are intended to provide investors with an independent measure of the credit quality of debt and securities. The credit ratings assigned to us or our senior debt by the rating agencies are not recommendations to purchase, hold or sell our debt or securities, since such ratings do not address market price or suitability for a particular investor.  There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

ITEM 6.  MARKET FOR SECURITIES

Class A Subordinate Voting Shares and Class B Shares

Our Class A Subordinate Voting Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the trading symbol “MG.A”, and on the New York Stock Exchange under the trading symbol “MGA”. Our Class B Shares are not listed or posted for trading on any stock exchange.

The high and low sale prices and volume of shares traded for our Class A Subordinate Voting Shares, as reported by the TSX, for the months during the year ended December 31, 2008 were as follows:

	Class A Subordinate Voting Shares
Month	High (Cdn.$)	Low (Cdn.$)	Volume
January	80.69	70.95	8,011,020
February	82.00	71.95	5,338,246
March	75.50	67.51	7,992,379
April	78.03	70.11	3,820,965
May	81.66	70.03	4,742,479
June	72.99	59.89	7,592,558
July	65.42	52.77	7,222,734
August	67.52	59.20	4,089,546
September	65.31	54.16	6,715,794
October	54.88	36.30	11,223,695
November	41.47	29.13	8,635,045
December	40.47	31.41	8,402,680

6.5% Convertible Debentures

As part of the privatization of Decoma, we assumed Decoma’s obligations in respect of its 6.5% Convertible Debentures in the principal amount outstanding of Cdn.$99,998,000. The 6.5% Convertible Debentures are listed and posted for trading on the TSX under the symbol “MG.DB”.

The high and low sale prices (per Cdn.$100 principal amount) and volume traded for the 6.5% Convertible Debentures, as reported by the TSX, for the months during the year ended December 31, 2008 were as follows:

Month	High (Cdn.$)	Low (Cdn.$)	Volume
January	101.50	100.00	148,948
February	101.00	100.01	1,350
March	101.00	100.01	1,670
April	102.00	99.78	1,490
May	102.00	101.25	3,710
June	101.75	101.00	3,830
July	102.00	100.00	800
August	102.00	100.00	74,220
September	100.50	100.00	6,930
October	100.00	96.00	49,673
November	98.50	91.00	4,030
December	97.00	82.50	161,590

ITEM 7.  DIRECTORS AND OFFICERS

Directors

Our Board of Directors currently consists of the following members:(1)

Name and Municipality of Residence	Director Since	Principal Occupation
ERIK E. EBERHARDSON(2) Moscow, Russia	May 30, 2008	Head of Automotive Business, OJSC Russian Machines
MICHAEL D. HARRIS(3) (4) (5) Ontario, Canada	January 7, 2003	Consultant and Senior Business Advisor, Goodmans LLP (Barristers and Solicitors)
LADY BARBARA JUDGE(4) London, United Kingdom	September 20, 2007	Chairman of the Board of the United Kingdom Atomic Energy Authority
LOUIS E. LATAIF(6) Massachusetts, U.S.A.	May 10, 2007	Dean of the School of Management,Boston University
DONALD RESNICK(4)(6)(7)(8) Ontario, Canada	February 25, 1982	Corporate Director
BELINDA STRONACH(9) Ontario, Canada	September 20, 2007	Executive Vice-Chairman of Magna
FRANK STRONACH(5)(9)(10) Lower Austria, Austria	December 10, 1968	Partner, Stronach & Co. (Consultant)
FRANZ VRANITZKY Vienna, Austria	June 11, 1997	Corporate Director
DONALD J. WALKER(11) Ontario, Canada	November 7, 2005	Co-Chief Executive Officer of Magna

Name and Municipality of Residence	Director Since	Principal Occupation
GREGORY C. WILKINS(2) Ontario, Canada	September 20, 2007	Executive Vice Chairman of Barrick Gold Corporation
SIEGFRIED WOLF(11) Lower Austria, Austria	March 8, 1999	Co-Chief Executive Officer of Magna
JAMES D. WOLFENSOHN(2) New York, U.S.A.	September 20, 2007	Chairman of Wolfensohn & Company, LLC
LAWRENCE D. WORRALL(6)(7) Ontario, Canada	November 7, 2005	Corporate Director

(1)                                Mr. Klaus Mangold, a Director of Magna since February 2004, resigned as a Director effective March 9, 2009.

(2)                                Mssrs. Eberhardson, Wilkins and Wolfensohn, who were nominees of Russian Machines, our former strategic alliance partner until October 3, 2008, have indicated that they will not be standing for re-election at our annual meeting to be held on May 6, 2009.

(3)                                Lead Director of the Board of Directors.

(4)                                Member of the Corporate Governance and Compensation Committee.

(5)                                Member of Nominating Committee.

(6)                                Member of the Audit Committee.

(7)                                Member of the Health and Safety and Environmental Committee.

(8)                                Mr. Resnick served as a director of Ntex Incorporated, which was subject to cease trade orders in Ontario, Alberta and British Columbia in mid-2002 for failure to file financial statements.  These cease trade orders were never revoked as Ntex made an assignment in bankruptcy in June 2003.  Mr. Resnick resigned as a director of Ntex in June 2002.

(9)                                Mr. Stronach and Ms. Stronach, together with two other members of the Stronach family, are trustees and members of the class of potential beneficiaries of the Stronach Trust. The Stronach Trust indirectly holds shares which represent an approximately 92.4% voting interest in M Unicar, which controls Magna through the right to direct the votes attaching to 100% of our Class B Shares and approximately 0.5% of our Class A Subordinate Voting Shares. Mr. Stronach is party to certain consulting, business development and business services agreements with us. The Stronach Trust controls MI Developments and therefore MEC, through the right to direct the votes attaching to 66% of MI Development’s Class B Shares. Mr. Stronach also serves as the Chairman and a director of each of MI Developments and MEC as well as Chief Executive Officer of MEC. We have or have had material relationships with each of MI Developments and MEC. See “ITEM 10.  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS”, including the documents incorporated by reference therein. Also see “ITEM 3. – DESCRIPTION OF THE BUSINESS – RISK FACTORS – Risks Relating to Our Controlling Shareholder”.

(10)                          Mr. Stronach is the Chairman of the Board and Chief Executive Officer of MEC, which, together with certain of its wholly-owned subsidiaries, filed voluntary petitions for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court, District of Delaware on March 5, 2009. On that same date, MEC sought and obtained recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice, under section 18.6 of the Companies Creditors’ Arrangement Act in Canada.

(11)                          Each of Messrs. Walker and Wolf indirectly hold shares which represent an approximately 6.2% voting interest in M Unicar.

All of our directors were elected to their present terms of office by our shareholders at our Annual Meeting of Shareholders held on May 1, 2008, other than Mr. Eberhardson who was appointed on May 30, 2008. The term of office for each director expires at the conclusion of the next annual meeting of our shareholders.  At present, no executive committee of the Board of Directors has been constituted.

All of the directors have held the principal occupations identified above (or another position with the same employer) for not less than five years, except as follows:

•                  Mr. Eberhardson served in various capacities with GAZ Group, including Chairman of the Management Board (CEO) since 2005 prior to becoming its Chairman of the Board. Prior to joining GAZ Group, Mr. Eberhardson served in various capacities with Volvo.

•                  Ms. Stronach served as a Member of Canada’s House of Commons from 2004 until 2008 and previously served as Minister of Human Resources and Skills Development, Minister Responsible for

Democratic Renewal and Minister Responsible for Service Canada (2005). She previously served as our Chief Executive Officer between February 2001 and January 2004 and President between January 2002 and January 2004.

•                  Mr. Walker served as the President and Chief Executive Officer of Intier Automotive Inc. until its privatization in April 2005. Mr. Walker also served as our President and Chief Executive Officer between 1994 and 2001.

•                  Mr. Wilkins served as President and Chief Executive Officer of Barrick Gold Corporation from 2003 to March 2008.

•                  Mr. Wolfensohn served as the ninth President of the World Bank Group between 1995 and 2005 and in May 2005 assumed the post of Special Envoy for Gaza Disengagement for the Quartet on the Middle East until April 2006.  He founded Wolfensohn & Company in 2005.

Lady Judge and Messrs. Eberhardson, Harris, Lataif, Resnick, Vranitzky, Wilkins, Wolfensohn and Worrall have all been determined by our Board to be “independent directors” within the meaning of such term in applicable law.

Additional information in respect of each director nominated for election at our 2009 Annual Meeting of Shareholders, including the basis for the Board’s independence determination, can be found in our Management Information Circular/Proxy Statement dated March 27, 2009.

Officers

Our officers currently consist of the following persons:

Name and Municipality of Residence	Principal Occupation
FRANK STRONACH Lower Austria, Austria	Chairman of the Board (since November 1971)
DONALD J. WALKER Ontario, Canada	Co-Chief Executive Officer (since April 2005)
SIEGFRIED WOLF Lower Austria, Austria	Co-Chief Executive Officer (since April 2005)
BELINDA STRONACH Ontario, Canada	Executive Vice-Chairman (since September 2007)
MANFRED EIBECK Lower Austria, Austria	Executive Vice-President, Magna Europe (since November 2007)
VINCENT J. GALIFI Ontario, Canada	Executive Vice-President (since September 1996) and Chief Financial Officer (since December 1997)
PETER P. KOOB Rheinland-Pfolz, Germany	Executive Vice-President, Corporate Development (since May 2002)
MARC J. NEEB Ontario, Canada	Executive Vice-President, Global Human Resources (since January 2003)
ALON S. OSSIP Ontario, Canada	Executive Vice-President (since October 2006)

Name and Municipality of Residence	Principal Occupation
JEFFREY O. PALMER Ontario, Canada	Executive Vice-President (since January 2001) and Chief Legal Officer (since January 2008)
JAMES J. TOBIN, Sr. Michigan, U.S.A.	Executive Vice-President, Business Development (since December 2007)
HERBERT H. DEMEL Vienna, Austria	Chief Operating Officer, Vehicles and Powertrain (since May 2007)
TOM J. SKUDUTIS Ontario, Canada	Chief Operating Officer, Exteriors and Interiors (since May 2007)
GERD R. BRUSIUS Lower Austria, Austria	Vice-President, Operational Improvement and Quality – Europe (since March 2006)
JOACHIM V. HIRSCH Michigan, U.S.A.	Vice-President, Special Projects (since November 2007)
HUBERT HÖDL Lower Austria, Austria	Vice-President, Marketing and New Business Development – Europe (since March 2006)
PATRICK W. D. McCANN Ontario, Canada	Vice-President, Finance (since May 2008)
ROBERT D. MERKLEY Ontario, Canada	Vice-President, Internal Audit (since October 2006)
SCOTT E. PARADISE Michigan, U.S.A.	Vice-President, Marketing and New Business Development – The Americas (since March 2006)
THOMAS A. SCHULTHEISS Zug, Switzerland	Vice-President and General Counsel – Europe (since March 2006)
MICHAEL G. R. SINNAEVE Ontario, Canada	Vice-President, Operational Improvement and Quality – The Americas (since March 2006)
LOUIS B. TONELLI Ontario, Canada	Vice-President, Investor Relations (since November 2003)
DAVID M. WILLIAMSON Ontario, Canada	Vice-President, Taxation (since August 2008)
PAUL BROCK Ontario, Canada	Treasurer (since May 2005)
ROBERT CECUTTI Ontario, Canada	Controller (since May 2008)
BASSEM A. SHAKEEL Ontario, Canada	Secretary (since January 2008)

To the extent that our officers have not held the offices identified above for the last five years, they have held the following offices or positions with us and/or have had the following principal occupations, during the last five years:

•                 Prior to April 2005, Mr. Walker served as the President and Chief Executive Officer of Intier Automotive Inc. since its spin-off in May 2001. Mr. Walker also served as our President and Chief Executive Officer between 1994 and 2001.

•                 Prior to April 2005, Mr. Wolf served as one of our Executive Vice-Chairmen since May 2002 and has served in various other capacities since 2001, including Vice-Chairman between 1999 and 2001 and President and Chief Executive Officer of Magna Steyr between 2001 and 2003.

•                 Ms. Stronach served as a Member of Canada’s House of Commons from 2004 until 2008 and previously served as Minister of Human Resources and Skills Development, Minister Responsible for Democratic Renewal and Minister Responsible for Service Canada (2005). She previously served as our Chief Executive Officer between February 2001 and January 2004 and President between January 2002 and January 2004.

•                 Prior to November 2007, Mr. Eibeck was the President, Exteriors and Interiors Europe since June 2007, President of Decoma Europe since March 2005 and Director, Production Technologies of Magna Steyr since September 2002.

•                 Prior to October, 2006, Mr. Ossip was a partner at the law firm Goodman and Carr LLP since 1997.

•                  Prior to December 2007, Mr. Tobin was the Executive Vice-President, Business Development and Sales for Cosma International since January 2006, prior to which he was Executive Vice-President, Sales and Marketing for Cosma since January 2003.

•                  Prior to May 2007, Mr. Demel was President of Magna Powertrain since June 2005, prior to which he served as Chief Executive Officer of Fiat Auto from November 2003 to June 2005. He previously served as President of Magna Steyr from November 2002 to November 2003.

•                  Prior to May 2007, Mr. Skudutis was our Executive Vice-President, Operations since May 2001.

•                 Prior to March 2006, Mr. Brusius was responsible for operational improvement and quality in Europe with Magna International Europe AG since January 2005, prior to which Mr. Brusius served as the President of Decoma Europe since January 2001.

•                 Prior to November 2007, Mr. Hirsch was President and Chief Executive Officer of Teksid Aluminum from October 2003 to August 2007, prior to which he was Chairman, President and Chief Executive Officer of Textron Fastening Systems from September 1999 to August 2003.

•                 Prior to March 2006, Mr. Hödl served as the Vice-President, Corporate Marketing and Business Development of Magna International Europe AG since 2004, prior to which time, he served as the Executive Vice-President, Sales & Marketing for Magna Steyr since 1998.

•                 Prior to May 2008, Mr. McCann served as a Vice-President (since 2005) and as Controller since May 2002 and also served in various other capacities since 1999, including Assistant Controller and Group Controller, Europe.

•                 Prior to October 2006, Mr. Merkley served as our Executive Director, Internal Audit since December 2003, prior to which he served in various capacities since 1990.

•                 Prior to March 2006, Mr. Paradise was responsible for marketing and new business development for North and South America (since April 2005). Prior to that, Mr. Paradise served in several capacities with Intier Automotive Inc., including Executive Vice-President, Sales and Marketing (since May 2002) and Executive Vice-President, Sales, North America since May 2001.

•                 Prior to March 2006, Mr. Schultheiss was responsible for legal affairs in Europe and served as General Counsel and Legal Counsel of our Magna Management AG subsidiary since January 1998.

•                 Prior to March 2006, Mr. Sinnaeve was responsible for operational improvement and quality in North America since April 2005, prior to which time he served as the Vice-President, Quality and Operational Improvement of Intier Automotive Inc. since May 2001.

•                  Prior to August 2008, Mr. Williamson was a tax partner at PricewaterhouseCoopers LLP since 1983 where he served in numerous roles including Partner in charge of the Montreal (1992-1996) and Calgary (1996-2002) tax practices and member of the Canadian tax leadership group from 1992 to 2005.

•                 Prior to May 2005, Mr. Brock served as the Treasurer of Intier Automotive Inc. since November 2001.

•                  Prior to May 2008, Mr. Cecutti served in various capacities since April 2001, including Assistant Controller.

•                  Prior to January 2008, Mr. Shakeel served as our Senior Legal Counsel since July 2005, Assistant Secretary since November 2005, Legal Counsel with Tesma International Inc. from July 2004 to July 2005 and as our Legal Counsel since May 1999.

Beneficial Ownership of Securities

All our directors and officers as a group (35 persons) owned beneficially or exercised control or direction over 1,040,125 Class A Subordinate Voting Shares or approximately 0.9% of the class, together with 726,829 Class B Shares representing 100% of the class, in each case, as at March 17, 2009.

ITEM  8.  CORPORATE CONSTITUTION

Our Corporate Constitution forms part of our charter documents.  The Corporate Constitution defines the rights of our employees and investors to participate in our profits and growth and imposes discipline on our management. The description which follows does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the detailed provisions of the Corporate Constitution as contained in our charter documents.

Board of Directors

Our Corporate Constitution requires that a majority of the members of our Board of Directors be individuals who are not also our officers, employees or persons related to our officers or employees.

Employee Equity Participation and Profit Sharing Programs

Our Corporate Constitution requires that 10% of our employee pre-tax profits before profit sharing (as defined in the Corporate Constitution) for each financial year be allocated in that financial year or the immediately following financial year to:

•                 the employee equity participation and profit sharing programs and any other profit sharing programs we have established for our employees; and

•                 our defined benefit pension plan (for participating employees).

Senior members of divisional, regional and executive management who are direct profit participators do not participate in these employee equity participation and profit sharing programs.

Dividends; Minimum Profit Performance

Our Corporate Constitution provides that unless otherwise approved by ordinary resolution of the holders of our Class A Subordinate Voting Shares and our Class B Shares, voting as separate classes, the holders of our Class A Subordinate Voting Share and Class B Shares will be entitled to receive and we will pay, if, as and when declared by our Board of Directors out of funds properly applicable to the payment of dividends, non-cumulative dividends in respect of each financial year so that the aggregate of the dividends paid or payable in respect of such year is:

•                 equal to at least 10% of our after-tax profits (as defined in the Corporate Constitution) after providing for dividends on preference shares, if any, for such year; and

•                 on average, equal to at least 20% of our after-tax profits (as defined in the Corporate Constitution) after providing for dividends on preference shares, if any, for such financial year and the two immediately preceding financial years.

If at any time our after-tax profits (as defined in the Corporate Constitution) are less than 4% of the average stated capital attributable to our Class A Subordinate Voting Shares and Class B Shares at the beginning and at the end of the financial year in question, for two consecutive financial years or we fail to pay the required dividends described above for a period of two consecutive financial years, the holders of our Class A Subordinate Voting Shares will, until the 4% return is achieved in a succeeding financial year and all required dividends, if any, are paid, have the exclusive right, voting separately as a class, to nominate and elect two directors at the next meeting of our shareholders at which directors are to be elected such right to increase the number of directors which may be elected to continue for each consecutive two-year period.  If the 4% return is not achieved or a required dividend is not paid for any two consecutive financial years following the initial two consecutive financial years, then the holders of our Class A Subordinate Voting Shares will, until the 4% return is achieved for one financial year and all required dividends are paid, have the exclusive right, voting separately as a class, to nominate and elect two additional directors at the next meeting of shareholders at which directors are to be elected.  Once the right of holders of our Class A Subordinate Voting Shares to elect such directors terminates, the directors who had been so elected will nonetheless serve until their successors are duly elected at the next meeting of our shareholders.

Changes in Share Capital

Except as otherwise approved by the holders of at least a majority of each of our Class A Subordinate Voting Shares and Class B Shares, voting as separate classes, our Corporate Constitution prohibits:

•                 an increase in the maximum number of authorized shares of any class of our capital stock (other than our Class A Subordinate Voting Shares which may be issued in an unlimited amount); and

•                 the creation of any new class or series of capital stock having voting rights (other than on default in the payment of dividends) or having rights to participate in our profits (other than securities convertible into existing classes of shares or a class or series of shares having fixed dividends or dividends determined without regard to profits).

Unrelated Investments

Unless approved by the holders of at least a majority of each of our Class A Subordinate Voting Shares and Class B Shares, voting as separate classes, our Corporate Constitution prohibits us from making an investment (whether direct or indirect, by means of loans, guarantee, or otherwise) in any “unrelated business” where such an investment, together with the aggregate of all other investments in unrelated businesses on the date in question, exceeds 20% of our “available equity” at the end of the financial quarter immediately preceding the date of investment.  For purposes of our Corporate Constitution, the term “unrelated business” means any business that:

•                 does not relate to the design, manufacture, distribution or sale of motor vehicles or motor vehicle parts, components, assemblies or accessories;

•                 does not utilize technology, manufacturing processes, equipment or skilled personnel in a manner similar to that utilized or under development by us; or

•                 does not involve the provision of products or services to our suppliers and customers, or the provisions of products or services similar to those provided by our suppliers and customers from time to time.

A business will be deemed to cease to be an unrelated business for purposes of our Corporate Constitution if the net profits after tax of such business exceeds on average 5% of our aggregate investment in such business for two out of any three consecutive years after the date of such investment.  For purposes of our Corporate Constitution, the term “available equity” is defined to mean our total shareholders’ equity, less the stated capital of any non-participating preference shares.

Research and Development

Our Corporate Constitution requires a minimum of 7% of our pre-tax profits (as defined in the Corporate Constitution) for any financial year to be allocated to research and development during that financial year or the immediately following financial year.

Social Objectives

Pursuant to our Corporate Constitution, a maximum of 2% of our pre-tax profits (as defined in the Corporate Constitution) for any financial year may be allocated to the promotion of “social objectives” during the financial year or the immediately following financial year.  For purposes of our Corporate Constitution, the term “social objectives” means objectives which, in the sole opinion of our executive management, are of a political, patriotic, philanthropic, charitable, educational, scientific, artistic, social or other useful nature to the communities in which we operate.

Incentive Bonuses; Management Base Salaries

Our Corporate Constitution provides that aggregate incentive bonuses paid or payable to “Corporate Management” in respect of any financial year will not exceed 6% of our pre-tax profits before profit sharing (as defined in the Corporate Constitution) for that financial year and that base salaries payable to such management will be comparable to those in industry generally.  For purposes of our Corporate Constitution, “Corporate Management” means our chief executive officer, chief operating officer, chief marketing officer and chief administrative officer and any other employee designated by these persons from time to time to be included within “Corporate Management”.  For a detailed discussion of our executive compensation, see “Compensation Discussion and Analysis”, “Summary Compensation Table” and “Incentive Plan Awards” in our Management Information Circular/Proxy Statement dated March 27, 2009.

ITEM 9.   LEGAL PROCEEDINGS

KS Centoco

In November 1997, we, and two of our subsidiaries, were sued in the Ontario Superior Court of Justice by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which we have a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd.  In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies and in February 2006, the plaintiffs further amended their statement of claim to add an additional remedy. The amended statement of claim alleges, among other things:

•                 breach of fiduciary duty by us and two of our subsidiaries;

•                 breach by us of our binding letter of intent with KS Centoco, including our covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings;

•                 the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive license agreement, together with an accounting of all revenues and profits resulting from the alleged use by us, TRW Inc. and other unrelated third party automotive supplier defendants of such technology in North America;

•                 a conspiracy by us, TRW and others to deprive KS Centoco of the benefits of such airbag technology in North America and to cause Centoco Holdings to sell to TRW its interest in KS Centoco in conjunction with the sale by us to TRW of our interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•                 oppression by the defendants.

The plaintiffs are seeking, among other things, damages of approximately Cdn.$3.5 billion.  We have filed an amended statement of defence and counterclaim.  Document production, completion of undertakings and examinations for discovery are continuing.  We believe we have valid defenses to the plaintiff’s claims and therefore intend to vigorously defend this case.  At this time, notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

C-MAC/Solectron

In October 2008, we settled the previously disclosed claim by C-MAC Invotronics Inc. (“C-MAC”), a  subsidiary of Solectron Corporation, for an aggregate of Cdn.$13 million, inclusive of the purchase price for the purchase by a subsidiary of the Company of C-MAC’s actuator business.

Ford Class Actions

During 2008, class action proceedings in Ontario, Florida and North Carolina relating to door latches and handles supplied to Ford in connection with the F-150, F-250, Expedition, Lincoln Navigator and Blackwood vehicles produced by Ford between November 1995 and April 2000, were resolved as follows:

•                  denial of the plaintiff’s appeal of a decision of the Ontario court refusing to certify the action as a class proceeding, and agreement by the plaintiff to forego any further right of appeal; and

•                  voluntary dismissal of all of the Company’s named subsidiaries by the plaintiffs in the Florida and North Carolina class actions.

Other

In the ordinary course of business activities, we may become contingently liable for litigation and claims with customers, suppliers and former employees. In addition, we may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, we assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

Warranty, Product Liability and Recall Costs

In certain circumstances, we are at risk for warranty costs, including product liability and recall costs. Due to the nature of the costs, we make our best estimate of the expected future costs, however, the ultimate amount of such costs could be materially different. We continue to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, we only account for existing or probable claims.  Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience.

ITEM 10.  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Reference is made to the sections entitled “Management Contracts” and “Interests of Management and Other Insiders in Certain Transactions” in our Management Information Circular/Proxy Statement dated March 27, 2009 for our annual meeting of shareholders to be held on May 6, 2009, which is incorporated by reference into this Annual Information Form.

ITEM 11.  TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Class A Subordinate Voting Shares is Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario.  The co-transfer agent and co-registrar for our Class A Subordinate Voting Shares in the United States is Computershare Trust Company, N.A., at its offices in Canton, Massachusetts.

ITEM 12.  EXPERTS

Our independent auditor is Ernst & Young LLP, which (together with its predecessor firms) has been our independent auditor since February 27, 1969.

ITEM 13.  AUDIT COMMITTEE

Our Audit Committee is comprised of Messrs. Donald Resnick (Chair), Louis E. Lataif and Lawrence D. Worrall.  A copy of our Audit Committee Charter is available in the Corporate Governance section of our website (www.magna.com) and was attached as a schedule to our Annual Information Form dated March 29, 2006 filed on SEDAR (www.sedar.com) and our Annual Report on Form 40-F dated the same date filed on EDGAR (www.sec.gov/edgar).  Additional information about our Audit Committee is contained in the section entitled “Audit Committee and Audit Committee Report” as well as in the “Statement of Corporate Governance Practices” in our Management Information Circular/Proxy Statement dated March 27, 2009 for our annual meeting of shareholders to be held on May 6, 2009, which is incorporated by reference into this Annual Information Form.

ITEM 14.  ADDITIONAL INFORMATION

Our Management Information Circular/Proxy Statement dated March 27, 2009 contains the following additional information:

•                 our directors’ and named executive officers’ remuneration and indebtedness;

•                 our voting securities and their principal holders;

•                 securities authorized for issuance under our equity-based compensation plans;

•                 our Audit Committee and its Report;

•                 our Compensation Discussion and Analysis; and

•                 our Statement of Corporate Governance Practices.

Additional financial information about us is provided in our consolidated financial statements as at and for the three-year period ended December 31, 2008.  These documents and additional information about us may be found on SEDAR, at www.sedar.com, on EDGAR at www.sec.gov/edgar and on our website, at www.magna.com.

Any person may obtain copies of the following documents upon request from our Secretary, c/o Magna International Inc., 337 Magna Drive, Aurora, Ontario, L4G 7K1:

•                                        when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of our securities,

•                            one copy of this Annual Information Form;

•                            one copy of our Annual Report to Shareholders for the year ended December 31, 2008, which contains the following items:

•                            the “Management’s Discussion and Analysis of Results of Operations and Financial Position”, which is the only item incorporated by reference into this Annual Information Form; and

•                            our financial statements as at and for the three-year period ended December 31, 2008;

•                            one copy of any of our interim financial statements subsequent to the financial statements for our most recently completed financial year;

•                            one copy of our Management Information Circular/Proxy Statement dated March 27, 2009; and

•                            one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not provided under any of the foregoing; or

•                                        at any other time, one copy of any of the documents referred to immediately above, provided that we may require payment of a reasonable charge for such copy if the request is made by a person who is not one of our security holders.

SCHEDULE A

PRINCIPAL SUBSIDIARIES

The following is a list of our principal subsidiaries as at December 31, 2008, and their respective jurisdictions of incorporation.

Parent/subsidiary relationships are identified by indentations.  The list shows the percentages of the votes attached to all voting securities, and of each class of non-voting securities, owned by us or over which control or direction is exercised by us.  Percentages represent the total equity interest in a subsidiary, which is not necessarily indicative of percentage voting control.

Subsidiaries not shown each represent less than 10% of our total consolidated revenues and total consolidated assets (although not all subsidiaries shown necessarily each represent more than 10% of our total consolidated assets and total consolidated sales) and, if considered in the aggregate as a single subsidiary, represent less than 20% of our total consolidated revenues and total consolidated assets.

Subsidiary	Voting Securities	Jurisdiction of Incorporation
Magna Holding of America, Inc.	100%	Delaware
Magna US Holding, Inc.	100%	Delaware
Cosma International of America, Inc.	100%	Michigan
Decoma U.S. Holdings, Inc.	100%	Delaware
Intier Automotive of America, Inc.	100%	Delaware
Magna Donnelly Corporation	100%	Delaware
Magna Powertrain USA, Inc.	100%	Delaware

Decoma International Corp.	100%	Ontario

Magna Seating Inc.	100%	Ontario

Magna International Investments S.A.	100%	Luxembourg
Magna International Automotive Holding AG	100%	Austria
Magna Automotive Holding AG	100%	Austria
Magna Metalforming AG	100%	Austria
Magna Steyr AG & Co. KG	100%	Austria
Magna Steyr Fahrzeugtechnik AG & Co. KG	100%	Austria
Magna Powertrain AG & Co. KG	100%	Austria
New Magna Investments S.A.	100%	Belgium

Magna Powertrain Inc.	100%	Ontario

Magna Structural Systems Inc.	100%	Ontario

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